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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For	NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR

QUEBECOR WORLD INC.

(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F	☐	Form 40-F	☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

QUEBECOR WORLD INC.
Filed in this Form 6-K

Documents index

1.
Notice of Annual Meeting of Shareholders to be held on May 5, 2004 and Management Proxy Circular;

2.
Proxy Form for Shareholders

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that an Annual and Special Meeting of the holders of Multiple Voting Shares and Subordinate Voting Shares of Quebecor World Inc. (the "Corporation") will be held in Studio "G" at 1600 de Maisonneuve Boulevard East, Montreal, Quebec, Canada on Wednesday, May 5, 2004 at 10:00 a.m. (the "Meeting"), for the purposes of:

1.
receiving the audited consolidated financial statements of the Corporation for the year ended December 31, 2003 and the Auditors' Report thereon;

2.
electing the directors of the Corporation;

3.
appointing the auditors of the Corporation and authorizing the Board of Directors to determine their remuneration;

4.
considering and, if deemed appropriate, adopting a resolution to amend the Quebecor World USA Employee Stock Purchase Plan in order to increase to 4,000,000 the number of Subordinate Voting Shares of the Corporation that may be issued thereunder;

5.
considering and, if deemed appropriate, adopting a resolution to confirm and ratify the Amended and Restated By-Law One of the Corporation, being the general administrative by-law of the Corporation; and

6.
transacting such other business as may properly be brought before the Meeting.

Enclosed is a copy of the 2003 Annual Report of the Corporation including the audited consolidated financial statements and the Auditors' Report thereon, together with the Management Proxy Circular of the Corporation and a form of proxy.

BY ORDER OF THE BOARD OF DIRECTORS,

Raynald Lecavalier Vice President, Corporate General Counsel and Secretary

Montreal, Canada
March 31, 2004

IMPORTANT

Shareholders registered at the close of business on March 19, 2004 are entitled to receive notice of the Meeting. Shareholders who are unable to attend the Meeting in person are urged to complete and sign the enclosed form of proxy and return it in the postage-paid envelope provided for that purpose. To be valid, proxies must be received at the office of the Secretary of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, or c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 no later than May 4, 2004 at 5:00 p.m. (local time).

MANAGEMENT PROXY CIRCULAR

612 St. Jacques Street
Montreal, Quebec
Canada
H3C 4M8

        This Management Proxy Circular (the "Circular") is furnished in connection with the solicitation by the Management of Quebecor World Inc. (the "Corporation") of proxies for use at the Annual and Special Meeting of Shareholders of the Corporation to be held on Wednesday, May 5, 2004 (the "Meeting") at the time and place and for the purposes mentioned in the Notice of Meeting and at any and all adjournments thereof.

        Except as otherwise indicated, the information contained herein is given as at March 30, 2004. All dollar amounts appearing in this Circular are in Canadian dollars, except if another currency is specifically mentioned. On December 31, 2003, the Bank of Canada quoted the closing exchange rate between the Canadian dollar and the U.S. dollar at CDN$1.2965 per US$1.00.

        The solicitation of proxies is made primarily by mail. However, officers and employees of the Corporation may solicit proxies directly, but without additional compensation. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of shares of the Corporation. The cost of soliciting proxies shall be borne by the Corporation. This cost is expected to be nominal.

SECTION 1 — VOTING AND PROXIES

Who can vote?

        Holders of Multiple Voting Shares and Subordinate Voting Shares whose names appear on the list of shareholders prepared at the close of business on March 19, 2004 (the "Record Date") will be entitled to vote at the Meeting and any adjournment thereof if present or represented by proxy at the Meeting. As at the Record Date, there were 46,987,120 Multiple Voting Shares and 85,158,677 Subordinate Voting Shares issued and outstanding.

        The Subordinate Voting Shares, each of which carries the right to one vote, are restricted shares (within the meaning of Canadian regulations respecting securities) in that they do not carry equal voting rights to the Multiple Voting Shares, each of which carries the right to ten votes. The articles of the Corporation do not contain any rights or provisions applicable to holders of Subordinate Voting Shares of the Corporation where a take-over bid is made for the Multiple Voting Shares. However, the Corporation's significant shareholder, Quebecor inc. ("Quebecor"), has provided undertakings in favour of the holders of Subordinate Voting Shares in certain circumstances where a take-over bid is made for the Multiple Voting Shares. See "Undertakings in Favour of Holders of Subordinate Voting Shares" below.

        To the knowledge of the directors and officers of the Corporation, the only persons who beneficially own or exercise control or direction over more than 10% of the shares of any class of voting shares of the Corporation are Quebecor, directly and through a wholly-owned subsidiary, namely 4032667 Canada Inc., and AIM Funds Management Inc. As at the Record Date, Quebecor held a total of 46,911,277 Multiple Voting Shares issued and outstanding, representing 99.84% of the Multiple Voting Shares issued and outstanding and 84.52% of all the voting interests in the Corporation. AIM Funds Management Inc. has informed the Corporation that, as at the Record Date, it exercised control or direction over 12,717,780 Subordinate Voting Shares, representing 14.93% of all Subordinate Voting Shares issued and outstanding and 2.29% of all the voting interests in the Corporation.

What will I be voting on?

        Shareholders will be voting on (i) the election of directors of the Corporation, (ii) the appointment of KPMG LLP as the auditors of the Corporation, (iii) the increase to 4,000,000 of the number of Subordinate Voting Shares that may be issued under the Quebecor World USA Employee Stock Purchase Plan, and (iv) the confirmation and ratification of the Amended and Restated By-Law One of the Corporation.

How will these matters be decided at the Meeting?

        The matters submitted to a vote at the Meeting must be passed by a majority of the votes cast by the holders of Multiple Voting Shares and Subordinate Voting Shares, voting as a single class, present at the Meeting in person or by proxy.

How do I vote?

        If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the Meeting or by proxy, as explained below. If your shares are held in the name of a nominee, please see the instructions below under "How can a non-registered shareholder vote?"

How do I vote by proxy?

        You may appoint someone else to vote for you as your proxyholder by using the accompanying form of proxy. The persons named as proxyholders in the accompanying form of proxy are directors and officers of the Corporation. However, you have the right to appoint as proxyholder a person (who is not required to be a shareholder) other than the persons whose names are printed as proxyholders in the accompanying form of proxy, by striking out the printed names and inserting the name of your chosen proxyholder in the blank space provided for that purpose in the form of proxy.

        To be valid, proxies must be received at the office of the Secretary of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, or c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than May 4, 2004 at 5:00 p.m. (local time).

How will my shares be voted if I give my proxy?

        The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the instructions of the shareholder appointing them. Unless otherwise indicated, the voting rights attaching to the shares represented by a form of proxy will be voted "FOR" in respect of all purposes described herein.

        The enclosed proxy confers discretionary authority upon the persons named therein with respect to all amendments to matters identified in the Notice of Meeting and to any other matter which may properly come before the Meeting. Management knows of no such amendments, variations or other matters to come before the Meeting.

If I change my mind, how can I revoke my proxy?

        A shareholder giving a proxy may revoke the proxy by instrument in writing executed by the shareholder or by his or her attorney duly authorized in writing or, if the shareholder is a corporation, by an instrument in writing executed by an officer or attorney thereof duly authorized, and deposited at the office of the Secretary of the Corporation, 612 St. Jacques Street, Montreal, Quebec, Canada, H3C 4M8, at any time until 5:00 p.m. (local time) on the last business day preceding the Meeting, or any adjournment thereof at which the proxy is to be used, or with the Chairman of such Meeting, on the day of the Meeting or any adjournment thereof, or in any other manner permitted by applicable law.

Who is a non-registered shareholder?

        If your shares are not registered in your name and are held in the name of a "nominee" (usually a bank, trust company, securities dealer or broker or any other financial institution), you are a non-registered shareholder. If your shares are listed in an account statement provided to you by such a nominee, those shares will, in all likelihood, not be registered in your name.

        Shares held by such nominees on behalf of a client can only be voted at the direction of the non-registered shareholder. Without specific instructions, the nominees are prohibited from voting shares for their clients.

How can a non-registered shareholder vote?

        Non-registered shareholders may vote shares that are held by their nominees in one of two manners. Applicable securities laws and regulations, including National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, require nominees of non-registered shareholders to seek their voting instructions in advance of the Meeting. Non-registered shareholders will receive (or will have received) from their nominees either a request for voting instructions or a proxy form for the number of shares held by them. The nominees' voting instructions or proxy forms will contain instructions relating to signature and return of the document and these instructions should be carefully read and followed by non-registered shareholders to ensure that their shares are accordingly voted at the Meeting.

        Non-registered shareholders who would like their shares to be voted for them must therefore follow the voting instructions provided by their nominees.

        Non-registered shareholders who wish to vote their shares in person at the Meeting must insert their own name in the space provided on the request for voting instructions or proxy form, as the case may be, in order to appoint themselves as proxyholder and follow the signature and return instructions provided by their nominees. Non-registered shareholders who appoint themselves as proxyholders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Non-registered shareholders should not otherwise complete the form sent to them by their nominees as their votes will be taken and counted at the Meeting.

How can I contact the transfer agent?

        You can contact the transfer agent either by mail at Computershare Trust Company of Canada, Stock Transfer Services, 1500 University Street, Suite 700, Montreal, Quebec, Canada, H3A 3S8, by telephone at 1-800-564-6253 or (514) 982-7270, or by e-mail at careregistryinfo@computershare.com.

Undertakings in Favour of Holders of Subordinate Voting Shares

        Under applicable law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In compliance with the rules of the Toronto Stock Exchange, Quebecor entered into an agreement (the "Trust Agreement") with Computershare Trust Company of Canada (the "Trustee"), 4032667 Canada Inc. (a corporation wholly-owned by Quebecor) and the Corporation, pursuant to which Quebecor has undertaken not to sell, directly or indirectly, any Multiple Voting Shares owned by it pursuant to a take-over bid, as defined by applicable securities legislation, under circumstances where such securities legislation would have required that the same offer be made to holders of Subordinate Voting Shares, as if such holders were holders of Multiple Voting Shares. Under current rules, this would include a sale of Multiple Voting Shares by Quebecor at a price per share in excess of 115% of the market price of the Subordinate Voting Shares as determined under such legislation (generally the twenty-day average trading price of such shares prior to a bid). This undertaking does not apply if: (a) such sale is made pursuant to an offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares and an offer with terms at least as favourable as the terms of the offer to purchase Multiple Voting Shares is made concurrently to all holders to purchase Subordinate Voting Shares at a price per share at least as high as the highest price per share paid in connection with the take-over bid for the Multiple Voting Shares, which offer has no condition attached other than the right not to take up and pay for the Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares, or (b) there is a concurrent unconditional offer, of which all its terms are at least as favourable to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid in connection with the take-over bid for the Multiple Voting Shares.

        The Trust Agreement permits, subject to compliance with applicable securities legislation, certain indirect sales resulting from the acquisition of shares of a corporation which, directly or indirectly, controls the Corporation, or controls or is controlled by Quebecor where (i) the transferor and transferee are each members of the "Péladeau Family" (except that any indirect sale within the "Péladeau Family", other than to descendants in direct line will not be permitted) and (ii) no such transferee is a party to any arrangement under which any other person would participate in the ownership of, or have control or direction over more than 10% of the votes or 50% of the equity of such corporation, Quebecor or the Corporation. The term "Péladeau Family" means collectively (i) any descendants, born or to be born, of the late Pierre Péladeau, founder of Quebecor (ii) any existing or future trust primarily for one or several descendants, born or to be born, of the late Pierre Péladeau and their existing or future spouses in fact or in law, and (iii) any and all existing or future corporations where at least 90% of the votes attached to all outstanding Voting Shares and at least 50% of all outstanding equity shares are controlled, directly or indirectly, by any one or more of the foregoing.

        Under the Trust Agreement, a take-over bid for Quebecor is not deemed to be a take-over bid for Multiple Voting Shares for purposes of the Trust Agreement, if the total assets of the Corporation, as a result of the consolidation of the assets of the Corporation in the books of Quebecor, are not greater than 80% of the total assets of Quebecor on a consolidated basis. The foregoing shall not be construed to limit any rights of the holders of

Subordinate Voting Shares under applicable securities legislation. As at December 31, 2003, the total assets of the Corporation represented approximately 53.92% of the consolidated total assets of Quebecor.

        Under the Trust Agreement, any disposition of Multiple Voting Shares (including a transfer to a pledge as security) or of securities convertible into Multiple Voting Shares by a holder of Multiple Voting Shares party to the agreement or any person or company which it controls (a "Disposition") is conditional upon the transferee becoming a party to an agreement on substantially similar terms and conditions as are contained in the Trust Agreement. The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, shall not constitute a Disposition for purposes of the Trust Agreement.

        The Trust Agreement provides that if a person or company carries out a sale (including an indirect sale) in respect of any Multiple Voting Shares in contravention of the Trust Agreement and, following such sale, such Multiple Voting Shares are still owned by Quebecor, Quebecor shall neither from the time such sale becomes effective nor thereafter: (a) dispose of any of such Multiple Voting Shares or convert them into Subordinate Voting Shares, in either case without the prior written consent of the Trustee; or (b) exercise any voting rights attaching to such Multiple Voting Shares except in accordance with the written instructions of the Trustee. The Trustee may attach conditions to any consent the Trustee gives in exercising its rights and shall exercise such rights (i) in the best interest of the holders of the Subordinate Voting Shares, other than Quebecor and holders who, in the opinion of the Trustee, participated directly or indirectly in the transaction that triggered the operation of this provision (ii) in accordance with the Canada Business Corporations Act and the applicable securities legislation. Notwithstanding a sale of shares of Quebecor which constitutes an indirect sale of Multiple Voting Shares in contravention of the Trust Agreement, Quebecor shall have no liability under the Trust Agreement in respect of such sale, provided that Quebecor is in compliance with all other provisions of the Trust Agreement including, without limitation, the foregoing provision.

        The Trust Agreement contains provisions for the authorization of action by the Trustee to enforce the rights thereunder on behalf of the holders of the Subordinate Voting Shares. The obligation of the Trustee to take such action will be conditional on the Corporation, a holder of Multiple Voting Shares alleged to be in default or holders of the Subordinate Voting Shares providing such funds and indemnity as the Trustee may require. No holder of Subordinate Voting Shares will have the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Trust Agreement unless the Trustee fails to act on a request authorized by holders of not less than 10% of the then outstanding Subordinate Voting Shares within thirty (30) days after provision of reasonable funds and indemnity to the Trustee.

        The Trust Agreement provides that it may not be amended, and no provision thereof may be waived, except with the approval of: (a) the holders of Multiple Voting Shares who are party to the Agreement; and (b) at least two-thirds of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment or waiver, which two-thirds majority shall include a simple majority of the votes cast by holders of Subordinate Voting Shares, excluding the holders of Multiple Voting Shares party to the Agreement and their affiliates and any persons who have an agreement to purchase Multiple Voting Shares on terms which would constitute a sale for purposes of the Trust Agreement other than as permitted thereby, prior to giving effect to such amendment or waiver.

        No provision of the Trust Agreement shall limit the right of any holder of Subordinate Voting Shares under applicable securities legislation.

SECTION 2 — BUSINESS OF THE MEETING

Management's Report and Financial Statements

        The Management's Report, the audited consolidated financial statements and the Auditors' report thereon, for the year ended December 31, 2003, which are included in the Corporation's 2003 Annual Report, will be submitted to the shareholders at the Meeting, but no vote with respect thereto is required nor will one be taken.

Election of Directors

        The articles of the Corporation provide that the Board of Directors shall consist of a minimum of three and a maximum of 15 directors. It is proposed by the Management of the Corporation that 13 directors be elected for the current year. The term of office of each director so elected will expire upon the election of his or her successor unless he or she shall resign from his or her office or his or her office shall become vacant by death, removal or other cause. The Management of the Corporation does not contemplate that any of the nominees for election at the Meeting will be unable, or for any reason will become unwilling, to serve as a director but, if that should occur prior to the election, the persons named in the accompanying form of proxy reserve the right to vote for another nominee in their discretion unless the shareholder has specified that his or her shares are to be withheld from voting on the election of directors.

        All nominees whose nomination as director is hereby submitted are currently directors of the Corporation.

        Except where authority to vote on the election of directors is withheld, the persons named in the accompanying form of proxy will vote for the election of the 13 nominees whose names are hereinafter set forth.

        The following table sets forth certain information in respect of the nominees for election to the Board of Directors. Except where indicated or as disclosed in previous management proxy circulars of the Corporation, all nominees have been engaged in the principal occupation next to their names for more than five years.

			Subordinate Voting Shares Owned or Controlled Directly or Indirectly(1)
					Units held under the DSU Plan(2)
		Director since
Name	Principal Occupation

A. Charles Baillie(C)(D)	Retired Chairman of the Board and Chief Executive Officer of TD Bank Financial Group (Financial services conglomerate)	2003	1,000	(3)	1,849
Reginald K. Brack(A)(B)(E)	Former Chairman of the Board and Chief Executive Officer of Time Inc. (Magazines and books publisher)	2000	2,000		5,428
Derek H. Burney, O.C.(B)(D)(E)	President and Chief Executive Officer of CAE Inc. (Flight and navigation simulation and controls equipment company)	2003	—		1,959
Robert Coallier(A)(B)	President and Chief Executive Officer, Cervejarias Kaiser (Brewing company)	1991	—		8,486
James Doughan(C)	Corporate Director, Consultant	2001	—		5,296
The Honourable Richard C. Holbrooke(E)	Vice-Chairman of the Board of Perseus, LLC (Merchant bank and private equity fund management company)	2003	—		1,612
Eileen A. Mercier(C)	Corporate Director	1999	2,300		2,407
The Right Honourable Brian Mulroney, P.C., C.C., LL.D.(B)	Chairman of the Board of the Corporation and Senior Partner, Ogilvy Renault (Barristers and Solicitors)	1997	4,900	(4)	25,868	(5)
Jean Neveu	Chairman of the Board of Quebecor (Communications holding company) and Chairman of the Board of TVA Group inc. (Television broadcasting company)	1989	3,626	(6)	3,371	(7)
Robert Normand(A)(D)	Corporate Director	1999	1,000		8,500
Érik Péladeau	Vice Chairman of the Board of the Corporation, Chairman of the Board of Quebecor Media inc. (Communications company) and Vice Chairman of the Board of Quebecor (Communications holding company)	1989	—	(8)(9)	1,682	(10)
Pierre Karl Péladeau(B)(E)	President and Chief Executive Officer of the Corporation, President and Chief Executive Officer of Quebecor (Communications holding company), and Chairman of the Board of nurun Inc. (Information technology management consultants)	1989	—	(9)(11)	5,813
Alain Rhéaume(A)(D)(E)	President and Chief Operating Officer, Microcell Solutions Inc. (Personal communications services company)(12)	1997	—		8,148

(A) Member of the Audit Committee	(D) Member of the Human Resources and Compensation Committee
(B) Member of the Executive Committee	(E) Member of the Nominating and Corporate Governance Committee
(C) Member of the Pension Committee

(1)
This information has been provided to the Corporation by the respective nominees. This information excludes shares of subsidiaries of the Corporation that may be owned by a nominee director in order to qualify as a director of such subsidiaries under applicable law.

(2)
The amounts in this column are provided as of December 31, 2003. In 2000, the Corporation implemented a Directors Deferred Stock Unit Plan for the benefit of its directors. See "Compensation of Directors and Executive Officers — Compensation of Directors" at page 10 of this Circular.

(3)
Shares held by 1260154 Ontario Inc., a company controlled by Mr. Baillie.

(4)
On October 31, 2001, the Board of Directors granted The Right Honourable Brian Mulroney 50,000 options to subscribe for an equal number of Subordinate Voting Shares at an exercise price of $33.50 per share. In addition, on February 3, 2003, the Board of Directors granted Mr. Mulroney options to subscribe for 100,000 Subordinate Voting Shares at an exercise price of US$23.746 per share. Mr. Mulroney also owns 1,000 Class A Multiple Voting Shares of Quebecor.

(5)
Includes units attributed to The Right Honourable Brian Mulroney in his capacity as Chairman of the Board of Directors of the Corporation.

(6)
Mr. Neveu also owns 65,614 Class B Subordinate Voting Shares of Quebecor.

(7)
No compensation paid for services rendered as director since March 2003, when Mr. Neveu was appointed President and Chief Executive Officer of the Corporation.

(8)
Mr. Érik Péladeau owns 140 Class B Subordinate Voting Shares of Quebecor and he controls Cie de Publication Alpha inc., which holds 5,200 Class B Subordinate Voting Shares of Quebecor. On February 14, 2003, the Human Resources and Compensation Committee of the Corporation granted Mr. Péladeau options to subscribe for 100,000 Subordinate Voting Shares at an exercise price of $33.648 per share.

(9)
Les Placements Péladeau inc., a corporation controlled by a trust constituted for the benefit of Messrs. Érik Péladeau and Pierre Karl Péladeau, has voting control of Quebecor, the Corporation's parent company, with 17,465,264 Class A Multiple Voting Shares and 19,800 Class B Subordinate Voting Shares of Quebecor. The aforementioned trust also exercises control over Gestion Péladeau inc., which holds 43,700 Class A Multiple Voting Shares of Quebecor.

(10)
No compensation paid for services rendered as director since October 2001.

(11)
Mr. Pierre Karl Péladeau also owns 3,200 Class A Multiple Voting Shares of Quebecor.

(12)
Mr. Rhéaume became President and Chief Operating Officer of Microcell Solutions Inc. in May 2003. He was President and Chief Executive Officer of Microcell PCS from February 2001 to April 2003.

        The table below indicates the name of each publicly traded corporation's board of directors (other than the Corporation's) on which the nominees for election to the Board of Directors of the Corporation sit:

Directors	Name of the corporation
A. Charles Baillie	Ballard Power Systems Inc. Canadian National Railway Company Dana Corp. George Weston Limited Telus Corporation
Reginald K. Brack	Interpublic Group of Companies Inc.
Derek H. Burney, O.C.	CAE Inc. Shell Canada Limited
The Honourable Richard C. Holbrooke	American International Group, Inc. Human Genome Sciences, Inc.
Eileen A. Mercier	CGI Group Inc. Shermag Inc. Teekay Shipping Corp. Winpak Ltd.
The Right Honourable Brian Mulroney, P.C., C.C., LL.D.	America Online Latin America Inc. Archer-Daniels-Midland Company Barrick Gold Corporation Cendant Corporation Quebecor Trizec Properties Inc.

Jean Neveu	Quebecor TVA Group inc.
Robert Normand	Aurizon Mines Ltd. Cambior Inc. Concert Industries Ltd. Enerplus Resources Fund Le Fonds d'investissement RÉA inc. Sequoia Minerals Inc. Sportscene Restaurants Inc.
Érik Péladeau	The Jean Coutu Group (PJC) Inc. Quebecor
Pierre Karl Péladeau	Netgraphe Inc. nurun Inc. Quebecor TVA Group inc.
Alain Rhéaume	ACS Media Income Fund

        The following tables set forth the record of attendance of the nominees at meetings of the Board of Directors and its Committees and the number of meetings of the Board of Directors and its Committees held between April 2, 2003, the date of the Corporation's annual meeting of shareholders held in 2003, and March 30, 2004.

Number of Meetings Attended/ Number of Meetings Held*
Directors
	Board	Committees

A. Charles Baillie	8/8	7/8

Reginald K. Brack	7/8	9/10

Derek H. Burney, O.C.	7/8	6/6

Robert Coallier	7/8	6/8

James Doughan	8/8	4/4

The Honourable Richard C. Holbrooke	2/8	0/2

Eileen A. Mercier	7/8	4/4

The Right Honourable Brian Mulroney, P.C., C.C., LL.D.	8/8	—

Jean Neveu	8/8	—

Robert Normand	8/8	12/12

Érik Péladeau	6/8	—

Pierre Karl Péladeau	7/8	2/2

Alain Rhéaume	8/8	11/12

Overall Attendance Rate:	88%	90%

        * Since becoming a director or a member of the relevant committee(s).

Summary of Board of Directors and Committee Meetings Held

Board of Directors	8

Executive Committee	—

Audit Committee	8

Human Resources and Compensation Committee	4

Pension Committee	4

Nominating and Corporate Governance Committee	2

Appointment and Remuneration of Auditors

        At the Meeting, the shareholders will be called upon to appoint auditors to hold office until the next Annual Meeting of Shareholders and to authorize the directors to establish the remuneration of the auditors so appointed.

        Except where authority to vote on the election of auditors is withheld, the persons named in the accompanying form of proxy will vote for the appointment of the firm KPMG LLP as auditors of the Corporation, compensation for their services to be determined by the Board of Directors. KPMG LLP have been acting as auditors of the Corporation since 1990.

        In addition to performing the audit of the Corporation's consolidated financial statements, KPMG LLP provided other services to the Corporation and they billed the Corporation the following fees for each of the Corporation's two most recently completed financial years:

Fees	Financial Year Ended December 31, 2003	Financial Year Ended December 31, 2002

Audit Fees(1)	$3,459,000	$3,329,000

Audit-Related Fees(2)	$774,000	$730,000

Tax Fees(3)	$1,441,000	$3,631,000

All other Fees(4)	$86,000	$182,000

TOTAL FEES:	$5,760,000	$7,872,000

(1)
Refers to all fees incurred in respect of audit services, being the professional services rendered by the Corporation's external auditor for the audit and review of the Corporation's financial statements as well as services normally provided by the external auditor in connection with statutory and regulatory filings and engagements.

(2)
Includes audit or attest services not required by statute or regulation, employee benefit plan audits, due diligence services, and accounting consultations on proposed transactions.

(3)
Incurred in respect of tax compliance, tax planning and tax advice.

(4)
Refers to all fees not included in audit fees, audit-related fees or tax fees.

Amendment to Quebecor World USA Employee Stock Purchase Plan

        On October 26, 2000, the Board of Directors adopted a resolution pursuant to which the Quebecor World USA Employee Stock Purchase Plan (the "Plan") was adopted by the Corporation. The Plan became effective in 2001, following the adoption of a resolution by the Corporation's shareholders at the Corporation's annual and special meeting of shareholders held on April 4, 2001.

        The purpose of the Plan is to assist eligible employees of the Corporation's subsidiaries in the United States to acquire stock ownership interests in the Corporation. The number of shares that may be issued and sold under the Plan is currently limited to 2,000,000 Subordinate Voting Shares, subject to adjustments in the event of stock dividends, stock splits and similar events.

        As of March 30, 2004, 1,463,418 Subordinate Voting Shares had been issued and sold under the Plan. In order to ensure the continued operation of the Plan, the Board of Directors adopted on February 6, 2004, a resolution authorizing an amendment to the Plan to increase to 4,000,000 the number of Subordinate Voting Shares that may be issued and sold pursuant thereto. Such amendment is subject to the approval of the Corporation's shareholders having a majority of the votes attached to all of the Corporation's issued and outstanding shares as of March 19, 2004 and who vote on the resolution set forth below.

        Therefore, at the Meeting, the shareholders will be asked to consider, and if deemed advisable, adopt the following resolution:

    "RESOLVED:

    THAT the amendment to the Quebecor World USA Employee Stock Purchase Plan adopted by the Board of Directors of the Corporation on February 6, 2004, increasing the number of Subordinate Voting Shares that can be issued and sold pursuant to such plan to 4,000,000, be, and it is hereby, approved."

        The Board of Directors recommends that shareholders vote for the approval of the resolution, the text of which is reproduced above. Unless instructions are given to vote against the proposed amendment to the Plan, the persons whose names appear on the enclosed form of proxy will vote in favour of the aforementioned resolution.

Amendment to the Corporation's General Administrative By-Law

        On March 22, 2004, the Board of Directors of the Corporation passed a resolution approving Special By-Law 2004-1, being a by-law to amend and restate By-Law One, which is the Corporation's general administrative by-law. The sole amendments made to By-Law One are (i) the addition of a provision requiring the Corporation, to the full extent permitted under the Canada Business Corporations Act, to advance moneys to a director, officer or other individual for the costs, charges and expenses of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of his or her association with the Corporation, and (ii) certain other technical amendments to improve the consistency and clarity of such by-law. Prior to this amendment, By-Law One had already required the Corporation to indemnify, although not advance moneys to, such a director, officer or other individual for such matters and in such circumstances referred to above.

        The purpose of the amendment to By-Law One is twofold. First, Quebecor, the Corporation's controlling shareholder, is obligated to both indemnify its directors and officers as well as to assume their defence and expenses in legal proceedings for acts committed in the exercise of their duties pursuant to the provisions of Part IA of the Companies Act (Québec). Thus, the amendment to the Corporation's By-Law One is primarily intended to extend substantially similar protections to the Corporation's directors and officers to those already available to Quebecor's directors and officers under Part IA of the Companies Act (Québec).

        Secondly, the Corporation is of the view that the amendment to By-Law One described above will assist it in recruiting and retaining the most competent and experienced directors and officers.

        The text of the amended and restated By-Law One is reproduced in Schedule C to this Circular (section 4.2 being the new provision). The amendment to By-Law One is subject to the approval and ratification of the Corporation's shareholders having a majority of the votes attached to all of the Corporation's issued and outstanding shares as of March 19, 2004 and who vote on the resolution set forth below.

        The text of the confirmatory resolutions which the shareholders are being asked to consider and, if deemed appropriate, adopt reads as follows:

    "RESOLVED:

    THAT Special By-Law 2004-1 of the Corporation, being a by-law to amend and restate By-Law One of the Corporation, be, and it is hereby, confirmed and ratified as Special By-Law 2004-1 of the Corporation.

    THAT the Amended and Restated By-Law One of the Corporation, being the general administrative by-law of the Corporation, be, and it is hereby, confirmed and ratified as Amended and Restated By-Law One of the Corporation."

        The Board of Directors recommends that the shareholders vote in favour of the above resolutions. Unless instructions are given to vote against the confirmation and ratification of Special By-Law 2004-1 and Amended and Restated By-Law One, the persons whose names appear on the enclosed form of proxy will vote in favour of the aforementioned resolutions.

SECTION 3 — COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Directors

        All outside directors of the Corporation receive an annual base compensation of US$50,000, plus directors' fees of US$2,500 for each meeting in which they participate. In addition, the Chairman of each committee of the Board of Directors receives an annual base fee of US$5,000, except for the Chairman of the Audit Committee, who receives an annual base fee of US$6,500.

        In addition to the compensation described above, the Corporation implemented, on April 1, 2000, a Directors Deferred Stock Unit Plan (the "DSU Plan") for the benefit of its directors. On February 14, 2003, the DSU Plan was amended to permit the Chairman of the Board of Directors to also elect to receive the entirety of his remuneration in units under the DSU Plan. Under the DSU Plan, each director, including the Chairman of the Board (collectively, the "DSU Participants"), receives a portion of his or her compensation package in the form of units, such portion to be equal to at least 50% of his or her annual base compensation referred to above. Subject to certain conditions, each DSU Participant may elect to receive, in the form of units, up to 100% of the fees payable to him or her in respect of his or her services as director or as Chairman of the Board of Directors, including the balance of his or her base compensation, directors' fees or any other fees or remuneration payable to him or her.

        Under the DSU Plan, DSU Participants are credited, on the last day of each fiscal quarter of the Corporation, a number of units determined on the basis of the amounts payable in US dollars to each DSU Participant in respect of such fiscal quarter, divided by the value of a unit. The value of a unit corresponds to the weighted average trading price of a Subordinate Voting Share on the New York Stock Exchange for the five trading days immediately preceding such date. Units take the form of a bookkeeping entry credited to the account of a DSU Participant which cannot be redeemed for cash for as long as the DSU Participant continues to exercise his or her functions as member or as Chairman of the Board of Directors.

        Subject to certain limitations, all of a DSU Participant's units will, upon request by a DSU Participant, be redeemed for cash by the Corporation after he or she ceases to be a DSU Participant; however, the redemption of such units shall occur no later than December 15 of the first calendar year commencing after the year in which such DSU Participant ceased to qualify as a DSU Participant. For the purpose of redeeming units, the value of a unit shall correspond to the fair market value of a Subordinate Voting Share on the date of redemption in US dollars. Fair market value is defined as the closing price of a Subordinate Voting Share on the New York Stock Exchange on the last trading day preceding such redemption date.

        For the purposes of both the crediting and redemption of units under the DSU Plan, the Human Resources and Compensation Committee may, in certain exceptional circumstances, refer to the weighted average trading price or the closing price of a Subordinate Voting Share on the Toronto Stock Exchange instead of the New York Stock Exchange in calculating the value of a unit under such plan.

        Units confer the right to receive dividends that are paid as additional units at the same rate as dividends are paid on the Subordinate Voting Shares.

        In 2003, with the exception of Messrs. Michel Desbiens and Raymond Lemay, no DSU Participant ceased to be eligible under the DSU Plan thereby causing the redemption of units by the Corporation. Mr. Desbiens resigned as director on March 17, 2003, which caused the redemption of approximately 450 units by the Corporation for an aggregate amount of US$8,603. Mr. Lemay's mandate as director expired on April 2, 2003, although no units credited to his account have thus far been redeemed in consequence thereof.

Consulting Arrangement with Mr. Richard C. Holbrooke

        In addition to the remuneration paid to the Honourable C. Richard Holbrooke in his capacity as director of the Corporation as described above, the Corporation has entered into a consulting arrangement with Mr. Holbrooke, the details of which are described at page 24 of the Circular under the heading "Transactions with Interested Parties".

Compensation of Executive Officers

        The following table shows certain selected compensation information for (i) the three individuals who acted as President and Chief Executive Officer during the financial year ended December 31, 2003, namely Messrs. Jean Neveu, Michel Desbiens and Charles G. Cavell, and (ii) the four most highly compensated executive officers of the

Corporation during the financial year ended December 31, 2003 (collectively, the "Named Executive Officers"), for services rendered in all capacities during the financial years ended December 31, 2003, 2002 and 2001.

Summary Compensation Table

		Annual Compensation					Long-Term Compensation
							Awards		Payouts
Name and Principal Position	Year	Salary ($)		Bonus(1) ($)		Other Annual Compensation ($)(2)	Securities Under Options/ SARs Granted(3) (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)

Jean Neveu(4) Former President and Chief Executive Officer of the Corporation	2003 2002 2001	956,730 50,000 150,000	(6) (8)	— — —		— — —	100,000 — —	— — —	— — —	128,066(5) 383,469(7) 343,719(9)

Michel Desbiens(10) Former President and Chief Executive Officer of the Corporation	2003 2002 2001	241,346 110,769 —		— — —		— — —	200,000 — —	— — —	— — —	— 23,583(11) —

Charles G. Cavell(12) Deputy Chairman of the Board and former President and Chief Executive Officer of the Corporation	2003 2002 2001	279,569 1,250,000 1,222,352	(13)	— — —		— — —	— — 64,637	— — —	— — —	661,584(14) — —

David Boles Chief Operating Officer Quebecor World North America	2003 2002 2001	US628,846 US413,943 US375,000		— US368,104 US81,562	(15)	— — —	27,989 174,167 21,096	— — —	— — —	— — —

Érik Péladeau(16) Vice Chairman of the Board and former Senior Executive Vice President	2003 2002 2001	800,000 800,000 171,644	(17)	— — —		— — —	100,000 — —	— — —	— — —	— — 53,500(18)

Guy Trahan President Quebecor World Latin America	2003 2002 2001	US425,000 US425,000 US400,000		— US25,000 US238,500		— — —	— 17,185 16,296	— — —	— — —	— — —

John Dickin Chief Operating Officer Quebecor World Europe	2003 2002 2001	461,320 470,418 382,140	(19) (19) (19)	— 237,561 145,757	(19) (19)	— — —	18,138 9,971 2,924	— — —	— — —	— — —

(1)
Bonus amounts are paid in cash in the year following the financial year in respect of which they are earned. Retention bonuses are paid in the same year in which they are awarded.

(2)
Perquisites that do not exceed the lesser of $50,000 or 10% of the total of the salary and bonuses are not included in this column.

(3)
Underlying securities: Subordinate Voting Shares.

(4)
Mr. Neveu became President and Chief Executive Officer of the Corporation on March 18, 2003. On March 12, 2004, Mr. Pierre Karl Péladeau succeeded to Mr. Neveu as President and Chief Executive Officer of the Corporation.

(5)
The amount reported in the above table represents a sum of US$32,500 earned by Mr. Neveu in his capacity as a member of the Board of Directors of the Corporation and $85,930 paid to Mr. Neveu as retirement benefits.

(6)
The entire amount reported in the above table was earned by Mr. Neveu in his capacity as Chairman of the Board of Directors of the Corporation from January 2002 until April 2002.

(7)
Amount represents $343,719 paid to Mr. Neveu as retirement benefits and $39,750 earned by Mr. Neveu in his capacity as a member of the Board of Directors of the Corporation from January 2002 until April 2002.

(8)
Entire amount was earned by Mr. Neveu in his capacity as Chairman of the Board of Directors of the Corporation.

(9)
Entire amount was paid to Mr. Neveu as retirement benefits.

(10)
Mr. Desbiens acted as President and Chief Executive Officer of the Corporation from February 3, 2003 until his resignation on March 17, 2003. Prior to February 3, 2003, Mr. Desbiens acted as Chief Executive Officer, International Operations of the Corporation since November 5, 2002.

(11)
Amount earned by Mr. Desbiens in his capacity as a member of the Board of Directors of the Corporation.

(12)
Mr. Cavell retired as President and Chief Executive Officer of the Corporation effective February 3, 2003.

(13)
The amount reported in the above table includes a sum of $115,385 representing vacation pay remitted to Mr. Cavell following his retirement as President and Chief Executive Officer of the Corporation in February 2003.

(14)
The amount reported in above table represents a $600,000 payment to Mr. Cavell as a retirement benefit following his retirement as President and Chief Executive Officer of the Corporation and an amount of US$47,500 earned by Mr. Cavell in his capacity as a member of the Board of Directors.

(15)
Includes a retention bonus in the amount of US$175,000 paid to Mr. Boles in 2002.

(16)
Mr. Péladeau became an executive officer of the Corporation in October 2001. On March 12, 2004, Mr. Péladeau ceased acting as Senior Executive Vice President of the Corporation.

(17)
In 2001, Mr. Péladeau earned an annual salary of $504,305 in his capacity as Vice Chairman of the Board of Quebecor, the controlling shareholder of the Corporation. This amount is not included in Mr. Péladeau's compensation reported in the above table.

(18)
Amount earned by Mr. Péladeau in his capacity as a member of the Board of Directors of the Corporation.

(19)
Amounts actually paid to Mr. Dickin in pounds sterling and converted to Canadian dollars at the following noon spot rates of exchange of the Bank of Canada: CDN$2.3066 per £1.00 on December 31, 2003; CDN$2.5428 per £1.00 on December 31, 2002; and CDN$2.3160 per £1.00 on December 31, 2001.

Options Granted in 2003

        The Corporation has established a stock option plan for its executives (the "Executive Stock Option Plan"), which is administered by the Human Resources and Compensation Committee of the Corporation. Participants in the Plan are granted options that may be exercised to purchase Subordinate Voting Shares of the Corporation.

        The following table sets forth grants of stock options to subscribe for Subordinate Voting Shares under the Executive Stock Option Plan during the financial year ended December 31, 2003 to the Named Executive Officers.

Option/SAR Grants during the Most Recently Completed Financial Year

Name	Securities Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)(1)	Expiration Date

Jean Neveu	100,000	10.91	21.746	21.75	March 31, 2013

Michel Desbiens(2)	200,000	21.81	US23.746	US23.69	February 3, 2013

Charles G. Cavell	—	—	—	—	—

David Boles	27,989	3.05	US22.184	US22.20	February 20, 2013

Érik Péladeau	100,000	10.91	33.648	33.64	February 20, 2013

Guy Trahan	—	—	—	—	—

John Dickin	18,138	1.98	33.648	33.64	February 20, 2013

(1)
Based on the closing sale price of the Subordinate Voting Shares on The Toronto Stock Exchange (or on the New York Stock Exchange for U.S. participants) on the date preceding the grant date.

(2)
Securities under options granted in 2003 were cancelled in 2003 following Mr. Desbiens' departure from the Corporation.

Options Exercised in 2003

        The following table indicates for each of the Named Executive Officers the number of options to purchase Subordinate Voting Shares, if any, exercised during the financial year ended December 31, 2003, the gains realized upon exercise, the total number of unexercised options held at December 31, 2003, and the value of such unexercised options at that date.

Aggregated Option/SAR Exercises during the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

			Unexercised Options/ SARs at FY-End		Value of Unexercised "In-The-Money" Options/SARs at FY-End(2)
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized(1) ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)

Jean Neveu	—	—	—	100,000	—	500,400

Michel Desbiens	—	—	—	—	—	—

Charles G. Cavell	—	—	493,467	360,693	—	—

David Boles	—	—	199,568	235,805	—	—

Érik Péladeau	—	—	684	100,000	7,283	—

Guy Trahan(3)	— —	— —	179 17,469	— 25,660	294 —	— —

John Dickin	—	—	7,402	94,814	—	—

(1)
The Aggregate Value Realized upon exercise is the difference between the closing sale price of the Subordinate Voting Shares on The Toronto Stock Exchange (or on the New York Stock Exchange for U.S. participants) on the exercise date and the exercise price of the Named Executive Officer's option.

(2)
The Value of Unexercised In-The-Money Options at Financial Year-End is the difference between the option price and the closing sale price of the Subordinate Voting Shares on The Toronto Stock Exchange on December 31, 2003 (or on the New York Stock Exchange for U.S. participants). This gain, unlike the gain set forth in the column "Aggregate Value Realized", has not been and may never be realized. The underlying options have not been and may not be exercised, and actual gains, if any, will depend on the value of the Subordinate Voting Shares on the date of exercise of the corresponding options. The closing sale prices of the Subordinate Voting Shares on The Toronto Stock Exchange and on the New York Stock Exchange on December 31, 2003 were $26.75 per share and US$20.59 per share, respectively.

(3)
The first row represents options granted with an exercise price denominated in Canadian dollars and the second row represents options granted with an exercise price denominated in U.S. dollars.

Pension Benefits

        Canadian Pension Plans.    The Corporation maintains a basic pension plan for its non-unionized Canadian employees (the "Basic Plan"), which also covers executive officers of the Corporation. The pension is calculated on the basis of the average salary of the five consecutive years in which the salary was the highest, including bonuses, multiplied by the number of years of membership in the plan. The pension is payable at the normal retirement age of 65 years or from the age of 62, without reduction, if the participant has completed a minimum of ten years of service with the Corporation.

        The maximum pension payable under the pension plan is as prescribed by the Income Tax Act. A participant contributes to the plan an amount equal to 5% of his or her salary not exceeding $86,111, up to a maximum of $4,305 per year. Effective January 1, 2004, the maximum pension and participant contributions will be based on a salary of $91,667. In the event that a participant's salary exceeds the maximum, benefits will be paid from the unfunded Quebecor World Restoration Plan (the "Restoration Plan"), which uses excess pay to top up any shortfalls (excluding bonuses) and the same formula as that found in the Basic Plan.

        The table below sets forth the annual retirement benefits under the Basic Plan and the Restoration Plan payable at age 65 based on final average salary and years of membership as shown for a participant.

Pension Plan Table (Canadian — Basic and Restoration)

	Years of Membership
Remuneration ($)*
	10	15	20	25	30

400,000	$80,000	$120,000	$160,000	$200,000	$240,000

600,000	$120,000	$180,000	$240,000	$300,000	$360,000

800,000	$160,000	$240,000	$320,000	$400,000	$480,000

1,000,000	$200,000	$300,000	$400,000	$500,000	$600,000

1,200,000	$240,000	$360,000	$480,000	$600,000	$720,000

*
Remuneration refers to annual base salary only.

        A participant's pension is payable for life. In case of death after retirement, the plan provides a five-year full pension guarantee starting at the retirement date. After such period, the participant's surviving spouse will continue to receive for life 60% of the pension.

        As of December 31, 2003, the credited number of years of membership in the plan for those Named Executive Officers who participate were for Mr. Érik Péladeau, 12 years, and for Mr. Guy Trahan, 14 years in the Basic Plan (as his participation while in Latin America is limited to 5 years) and 15 years and 6 months in the Restoration Plan. Mr. Charles G. Cavell retired from his position as President and Chief Executive Officer of the Corporation on February 3, 2003. On such date, Mr. Cavell's credited number of years of membership under the Basic Plan and the Restoration Plan were 21 years and 7 months. As for Mr. Michel Desbiens, who resigned on March 17, 2003, he had 2 months of membership in the Basic Plan as at the date of his resignation with no vested benefits under the Restoration Plan.

        Additional Retirement Benefits for Mr. Charles G. Cavell and Mr. Jean Neveu.    The pension is calculated on the basis of the average annual earnings (including bonuses) during the three consecutive years of continuous service which produced the highest average annual earnings (including bonuses). Two years per year of membership are recognized for the additional retirement benefits. The pension is payable without reduction from the age of 60 for Mr. Cavell and from the age of 62 for Mr. Neveu (the "Unreduced Retirement Age"), indexed each year, and it is payable for life. In case of death after retirement, the plan provides a five-year full pension guarantee starting at the retirement date. After such period, the surviving spouse will continue to receive for life between 60% and 66 2/3% of the pension. The credited service of Mr. Cavell as of February 3, 2003, the date of his retirement, was 28 years and 7 months. Mr. Neveu was appointed President and Chief Executive Officer on March 18, 2003 and his credited service, including the prior years in which he served as a senior executive officer of the Corporation, was 28 years and 10 months. Upon Mr. Neveu's appointment as President and Chief Executive Officer in March 2003, the additional retirement benefits payable to him arising from his prior credited years of service as a senior executive officer of the Corporation, which amount on an annual basis to approximately $343,720, were suspended and were not paid to Mr. Neveu while he served as President and Chief Executive Officer (or as some other senior executive officer) of the Corporation between March 18, 2003 and March 12, 2004. Mr. Neveu's additional retirement benefits were reinstated as of March 12, 2004, when Mr. Pierre Karl Péladeau succeeded to Mr. Neveu as President and Chief Executive Officer of the Corporation.

        The table below sets forth the annual retirement benefits under the Basic Plan and the Restoration Plan, and the additional retirement benefits payable to each of Messrs. Cavell and Neveu at the Unreduced Retirement Age based on final average salary and years of membership as shown for a participant.

Pension Plan Table (Canadian — Basic, Restoration and Additional)

	Years of Membership
Remuneration ($)*
	10	15	20	25	30

600,000	$120,000	$180,000	$240,000	$300,000	$360,000

900,000	$180,000	$270,000	$360,000	$450,000	$540,000

1,200,000	$240,000	$360,000	$480,000	$600,000	$720,000

1,500,000	$300,000	$450,000	$600,000	$750,000	$900,000

1,800,000	$360,000	$540,000	$720,000	$900,000	$1,080,000

*
Remuneration refers to annual base salary and a bonus assumed to equal fifty percent of a normal base salary.

        Canadian Supplementary Retirement Plan.    In addition to the Canadian Basic and Restoration Plans, the Corporation provides Supplementary Retirement Plans for its Canadian executive officers.

        The table below sets forth the annual retirement benefits under the Basic Plan, the Restoration Plan and the Supplementary Retirement Plan payable at age 65, based on final average salary (including bonuses) and years of membership as shown for a participant.

Pension Plan Table (Canadian — Basic, Restoration and Supplementary)

	Years of Membership
Remuneration ($)*
	10	15	20	25	30

600,000	$90,806	$136,208	$181,611	$227,014	$272,417

900,000	$137,306	$205,958	$274,611	$343,264	$411,917

1,200,000	$183,806	$275,708	$367,611	$459,514	$551,417

1,500,000	$230,306	$345,458	$460,611	$575,764	$690,917

1,800,000	$276,806	$415,208	$553,611	$692,014	$830,417

*
Remuneration refers to annual base salary and a bonus assumed to equal fifty percent of annual base salary.

        The pension is payable in accordance with the same modalities as the Basic Plan. At December 31, 2003, the number of years of membership in the plan for the participating Named Executive Officers were for Mr. Érik Péladeau, 2 years and 3 months and for Mr. Guy Trahan, 15 years and 6 months.

        U.S. Pension Plans.    One of the Corporation's U.S. subsidiaries, Quebecor World (USA) Inc., sponsors the Quebecor World Pension Plan (the "U.S. Basic Plan"), in which certain employees who are based in the U.S. participate. The U.S. Basic Plan provides for the determination of a participant's lump sum accrued benefit based on an accumulation of pension credits multiplied by final average pay. For service on and after January 1, 2001, accumulated pension credits are based on years of service (3% under 5 years, 4% from 5-10 years of service, 5% from 10-15 years of service, 6% from 15-20 years of service, 8% over 20 years of service). For service prior to January 1, 2001, benefits earned under a predecessor plan were transitioned as accumulated pension credits. A participant in the U.S. Basic Plan becomes fully vested in his or her accrued benefits after the completion of five years of service.

        Benefits under the U.S. Basic Plan are limited to the extent required by provisions of the U.S. Internal Revenue Code and the Employee Retirement Income Security Act of 1974, as amended. Earnings under the U.S. Basic Plan are limited by section 401(a)(17) of the U.S. Internal Revenue Code to US$200,000 for 2003 (the "Compensation Limit"). In the event that pensionable earnings exceed the Compensation Limit, benefits will be paid from the unfunded Quebecor World Restoration Plan (the "U.S. Restoration Plan"), using excess pay and the same formula found in the U.S. Basic Plan.

        The table below sets forth the annual retirement benefits under the U.S. Basic Plan and the U.S. Restoration Plan payable at age 65 based on benefit service and final average compensation as shown for a participant with no service prior to January 1, 2001.

Pension Plan Table (U.S. — Basic and Restoration)

Years of Membership (after January 1, 2001)
Remuneration (US$)*
	10	15	20	25	30

400,000	US$14,000	US$24,000	US$36,000	US$52,000	US$68,000

500,000	US$17,500	US$30,000	US$45,000	US$65,000	US$85,000

600,000	US$21,000	US$36,000	US$54,000	US$78,000	US$102,000

700,000	US$24,500	US$42,000	US$63,000	US$91,000	US$119,000

800,000	US$28,000	US$48,000	US$72,000	US$104,000	US$136,000

*
Remuneration refers to annual base salary only.

        At December 31, 2003, Mr. Boles had 11 years and 4 months of benefit service, of which 3 years of service were after January 1, 2001.

        Benefits for Mr. David Boles.    In addition to the U.S. Basic Plan and the U.S. Restoration Plan as described above, Mr. David Boles is also entitled to benefits under the Supplemental Executive Retirement Arrangement (the "SERA"). This plan provides benefits based on compensation, including base pay and incentive bonus, and years of service. The pension benefit is payable without reduction at age 62.

        The table below sets forth the annual retirement benefits under the U.S. Basic Plan, the U.S. Restoration Plan and the SERA, payable at age 65, based on benefit service and final average compensation as shown.

Pension Plan Table (U.S. — SERA, including Basic and Restoration)

Years of Membership
Remuneration (US$)*
	10	15	20	25	30

600,000	US$88,690	US$133,035	US$177,380	US$221,725	US$266,070

750,000	US$111,940	US$167,910	US$223,880	US$279,850	US$335,820

900,000	US$135,190	US$202,785	US$270,380	US$337,975	US$405,570

1,050,000	US$158,440	US$237,660	US$316,880	US$396,100	US$475,320

1,200,000	US$181,690	US$272,535	US$363,380	US$454,225	US$545,070

*
Remuneration refers to annual base salary and a bonus assumed to equal fifty percent of annual base salary.

        Mr. Boles may also be entitled to additional retirement benefits in accordance with the terms of his individual employment arrangement. Mr. Boles will receive additional years of credited service for the purpose of calculating the benefits to which he is entitled under the U.S. Basic Plan and the U.S. Restoration Plans, provided he remains employed through January 1, 2005. The number of additional years granted will be equal to his credited service with the Corporation from his date of hire to January 1, 2005 (i.e., 12 years and 4 months of credited service).

        U.K. Pension Plans.    One of the Corporation's subsidiaries in the United Kingdom (the "UK"), Quebecor World plc, sponsors the Quebecor World plc Pension Scheme (the "UK Basic Plan"), which is open to all employees including executives such as Mr. John Dickin who are based in the UK. The UK Basic Plan provides benefits based on a final pensionable salary up to the pensions earnings cap described in the UK Basic Plan (the "Pension Earnings Cap") and is based on service with the Corporation. Currently, the Pension Earnings Cap under the UK Basic Plan is £99,000.

        In addition to the UK Basic Plan, Mr. Dickin also participates in the UK Restoration Plan (the "UK Restoration Plan"), which is an unfunded, unapproved pension plan, the terms and conditions of which mirror the UK Basic Plan with the exception that it provides for the payment of pension benefits on final pensionable salary in excess of the Pension Earnings Cap.

        Assuming that Mr. Dickin retires at age 62, the pension benefits to which he would be entitled are as follows: upon his retirement at age 62, Mr. Dickin would be entitled to receive an annual pension equal to 1/60th of his final pensionable salary for each year of service to age 62, plus an additional credit of 5/60ths of his final pensionable salary. "Final pensionable salary" is defined as the highest average of Mr. Dickin's last three consecutive base salaries as at the sixth of April in the ten years preceding his retirement. The pension benefits payable to Mr. Dickin pursuant to the foregoing will not be subject to the Pension Earnings Cap.

        Mr. Dickin will receive his pension benefits through both the UK Basic Plan as well as the UK Restoration Plan. Pursuant to the UK Basic Plan, Mr. Dickin is entitled to receive a pension equal to 1/60th of the Pension Earnings Cap for each year of service to age 60, plus an additional pension of 5/60ths of the Earnings Cap (subject to Inland Revenue limits). This pension will be increased between age 60 and the date on which Mr. Dickin retires in order to take account of late payment. The pension payable to Mr. Dickin pursuant to the UK Restoration Plan represents the difference between the overall target pension and the pension payable from the UK Basic Plan as described above.

        Based on a final pensionable salary of £185,000 ($426,721), the projected pension benefits payable to Mr. Dickin at age 62 would be £38,799 ($89,494) per annum, although the precise level of pension benefits payable to him pursuant to the UK Basic Plan and the UK Restoration Plan would be determined nearer to the date of his actual retirement.

        In accordance with applicable UK legislation, Mr. Dickin would have the option to receive a portion of his pension benefits as a cash sum. After allowance for tax equalisation, the estimated cash payment that Mr. Dickin would be permitted to receive at age 62 (based on a final pensionable salary as described above) would be £119,778 ($276,280). If Mr. Dickin elects to receive a portion of his pension benefits in cash as described above, his pension payments would be reduced to £32,455 ($74,861) per annum.

        Mr. Dickin does not contribute towards his pension benefits. Should Mr. Dickin retire at age 62, he would have 5 7/12ths years of credited service under the UK Basic Plan plus an additional credit of 5 years service. Should Mr. Dickin retire at age 62, he would also have 7 7/12ths years of credited service under the UK Restoration Plan with an additional credit of 5 years service.

        Mr. Dickin's final pensionable salary will be determined on April 6, 2004, which is currently estimated to equal £185,000 ($426,721), subject to upwards or downwards adjustment. As of March 30, 2004, Mr. Dickin had acquired guaranteed minimum pension benefits of £37,000 ($85,344) per annum.

        For the purposes of the description of Mr. Dickin's pension benefits under the UK Basic Plan and the UK Restoration Plan, the Bank of Canada's noon spot rate of exchange on December 31, 2003 of CDN$2.3066 per £1.00 sterling was applied.

Employment Arrangements and Agreements

        The Corporation has entered into employment arrangements and agreements with the following Named Executive Officers who remain in the employment of the Corporation.

        David Boles.    On September 23, 2002, Mr. David Boles, who was then the Co-Chief Operating Officer, Quebecor World North America, entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of his employment agreement, Mr. Boles was entitled to be paid an annual salary of US$475,000. Upon signing his employment agreement, and as a retention bonus, Mr. Boles received a special one-time grant of 150,000 options to subscribe for Subordinate Voting Shares, of which 50% will vest on January 1, 2005 and 50% will vest on January 1, 2007. Pursuant to his employment agreement, Mr. Boles is also entitled to a retention bonus of US$475,000, of which US$175,000 was paid in 2002 and the balance will be paid to Mr. Boles in the future upon terms and conditions set forth in an escrow agreement dated as of March 5, 2003. Mr. Boles will receive a special one-time performance bonus equal to a multiple of between 100% and 200% of his current annual base salary. The multiple for determining Mr. Boles' special one-time performance bonus is based on the consolidated financial performance of Quebecor World North America for the achievement of earnings before interest and taxes (EBIT) budget for the combined periods ending December 31, 2003 and 2004 and the bonus, if awarded, will be payable in early 2005. In addition, should Mr. Boles be in the employment of the Corporation on January 1, 2005, the benefits payable to him upon his retirement will be doubled on such date. On March 24, 2003, Mr. Boles was named Chief Operating Officer,

Quebecor World North America, at which time his employment agreement was amended such that Mr. Boles is now entitled to be paid an annual salary of US$675,000. Mr. Boles is also entitled to participate in the Corporation's short-term incentive plan, the Executive Stock Option Plan and the Long-Term Cash Incentive Plan.

        Guy Trahan.    On July 7, 1997, Mr. Guy Trahan, President, Quebecor World Latin America, entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of his employment agreement, as amended, Mr. Trahan is entitled to be paid an annual salary of US$425,000 in 2004. He is also entitled to participate in the Corporation's short-term incentive plan, the Executive Stock Option Plan, the Long-Term Cash Incentive Plan as well as to certain expatriate benefits and other benefits commensurate with his position. Mr. Trahan has also entered into a non-competition agreement with the Corporation.

        John Dickin.    On October 22, 1996, Mr. John Dickin, Chief Operating Officer, Quebecor World Europe, entered into an employment agreement with the Corporation. Pursuant to the terms and conditions of his employment agreement, as amended, Mr. Dickin is entitled to be paid an annual salary of £200,000 in 2004. He is also entitled to participate in the Corporation's short-term incentive plan, the Executive Stock Option Plan, the Long-Term Cash Incentive Plan, as well as other benefits commensurate with his position. Mr. Dickin has also entered into a non-competition agreement with the Corporation.

Report on Executive Compensation

        The Human Resources and Compensation Committee recognizes the fundamental value added by a highly committed management team. The skills and impact of this group of individuals are essential to the successful management of the Corporation and vital to the formulation and implementation of its strategic plan. The executive compensation package reviewed by the Human Resources and Compensation Committee aims primarily at:

  •
  Maximizing the creation of shareholder value;

  •
  Promoting the achievement of organizational objectives;

  •
  Ensuring that financial targets are achieved or exceeded; and

  •
  Attracting, retaining and rewarding key contributors.

        The executive compensation package is composed of three major components: (i) base salary and benefits; (ii) short-term incentive compensation; and (iii) long-term incentive compensation.

Salary and Benefits

        Salary and benefits policies of the Corporation are determined using various annual compensation surveys that are representative of the commercial printing industry and large industrial companies and organizations with international operations, some of which are specifically prepared on behalf of the Corporation by consulting firms on the basis of a list of comparable companies. The base compensation paid to employees of the Corporation is established on the basis of business trends in the countries where the Corporation operates, taking into account economic trends, the Corporation's profitability and the return on capital. On the basis of an overall budget authorized by the Board of Directors, each operational unit must justify the evolution of its salary and benefits policies based on its results.

Short-Term Incentive Compensation

        The Corporation maintains a short-term incentive plan (known as the Management Incentive Compensation Plan) for the senior management of the Corporation and its subsidiaries which provides for the payment of cash bonuses to managers whose business units (product groups or divisions) reach results in line with the budget approved by the Corporation, and additional bonuses if the operating results have exceeded the budgeted results. In 2002, the Corporation ceased the practice of paying bonuses upon the attainment of personal objectives. The Corporation's short-term incentive plan focuses on the achievement of key financial performance indicators, such as earnings before interest and tax (EBIT), return on capital employed (ROCE), cost of capital, earnings per share (EPS) and return on equity (ROE). The amount of these payments must be approved by the Human Resources and Compensation Committee.

        In the case of the Named Executive Officers, incentive bonuses vary in proportion to base salary, depending primarily on the level of responsibilities, when the financial and strategic objectives are achieved. When such objectives are exceeded, bonuses are higher; when objectives are not attained, the incentive bonuses are lower or nil, depending on the circumstances.

        Each key financial performance indicator and objective that makes up an individual's bonus carries a predetermined percentage weighting which is set at the beginning of each financial year. For each bonus level, a range is established which is comprised of a minimum, a target and a maximum percentage payout associated with each target. The total bonus paid to an individual is the sum of the financial results that make up the individual's predetermined financial targets.

        Year-end audited statements that have been recommended by the Audit Committee to the Board of Directors and approved by the Board of Directors are provided to the Human Resources and Compensation Committee. For 2003, the criteria that were applied in determining the bonus payable, if any, to each Named Executive Officer are as follows: for the President and Chief Executive Officer and the Vice Chairman of the Board and Senior Executive Vice President, 25% on return on capital employed (ROCE), 50% on earnings per share (EPS) and 25% on return on equity (ROE); and for the Chief Operating Officer, Quebecor World North America, the President, Quebecor World Latin America and the Chief Operating Officer, Quebecor World Europe, 75% on earnings before interest and tax (EBIT) and 25% on ROCE.

Long-Term Incentive Compensation

        The long-term incentive component is made up of (i) the Executive Stock Option Plan which provides for the issuance of options to executive officers to purchase Subordinate Voting Shares of the Corporation and (ii) the Corporation's Long-Term Cash Incentive Plan implemented in December 2000 and in effect as of January 1, 2001.

(i)    Executive Stock Option Plan

        The Human Resources and Compensation Committee determines the executives and directors eligible for the granting of options pursuant to the Executive Stock Option Plan. It also determines the size of each grant and the date on which each grant is to become effective. The exercise price of options granted is equal to the average of the closing sale prices of the Subordinate Voting Shares traded on The Toronto Stock Exchange for prices in Canadian dollars and on the New York Stock Exchange for prices in US dollars, on the last five trading days immediately preceding the date of grant. The options may be exercised during periods not exceeding ten years from the grant date.

        The number of options granted annually to executives is determined exclusively on the basis of a percentage of the base salary of such persons. The specific number of options which may be granted is determined with reference to the market value of the Subordinate Voting Shares. The maximum number of options that may be granted is equal to 200% of an individual's annual base salary, and the number of outstanding options held by the executives or directors is not taken into account when determining the number of options that should be granted under normal grants.

        In 2003, the only grants of options to Named Executive Officers were those made in favour of Messrs. Michel Desbiens, Jean Neveu, Érik Péladeau, David Boles and John Dickin, as detailed in the "Options/SAR Grants" table at page 12 of this Circular, and the options granted to Mr. Desbiens were cancelled following his departure from the Corporation in March 2003.

        Options granted prior to February 23, 2000 may generally be exercised as follows: (i) on or after the second anniversary of the grant date for 25% of the optioned shares or any part thereof; (ii) on or after each of the third and fourth anniversary of the grant date for an additional 25% of the optioned shares or any part thereof; and (iii) on or after the fifth anniversary of the grant date for the remaining 25% of the optioned shares or any part thereof, subject to the right of the Human Resources and Compensation Committee to determine at the time of grant that a particular option will be exercisable in whole or in part on dates different from the above, provided that the term of such option shall not exceed ten years.

        Options granted since February 23, 2000 are generally vested equally over a four-year period (25% each year, starting on the first anniversary of the grant date). The Human Resources and Compensation Committee may, at its discretion, allow all options granted under the Executive Stock Option Plan to be exercised, including options that are not vested, and extend the exercise period of such options, provided that the term of such options shall not exceed ten years.

        Options granted pursuant to the Executive Stock Option Plan will lapse for a limited period of time after the holder ceases to be employed by the Corporation. In the event of death, any vested option held by the optionee lapses twelve months after his or her death. In the event the optionee's employment terminates because of retirement, the optionee may exercise the options as and when they become vested, but in any event no later than the tenth anniversary of the date of grant. Subject to specified exceptions under the Executive Stock Option Plan, if the optionee's employment terminates for any reason other than death or retirement, all options that are not vested at the date of termination shall expire and the optionee shall have 30 days to exercise vested options.

(ii)   Long-Term Cash Incentive Plan

        In December 2000, the Corporation introduced, effective as of January 1, 2001, a long-term incentive plan for the benefit of its key North American, European and Latin American senior executives designated as the Long-Term Cash Incentive Plan (the "LTCI Plan"), which is overseen and administered by the Human Resources and Compensation Committee of the Corporation.

        Payouts under the LTCI Plan are based on the Corporation's performance, which performance will be evaluated against predetermined objectives at the end of three-year incentive cycles. Therefore, should the Corporation achieve its predetermined objectives for any given three-year incentive cycle, the participant in the LTCI Plan will be awarded a cash payout equal to a predetermined percentage of his or her base salary.

        The performance indicators used for the purpose of the LTCI Plan are the earnings before interest and tax (EBIT) margin and the return on capital employed (ROCE). Each component is given a 50% weighting.

        Every year, the Human Resources and Compensation Committee determines which senior executives will be eligible to participate in the LTCI Plan. It also determines the conditions of participation applicable to each eligible executive as well as the Corporation's objectives for the relevant three-year incentive cycle.

        The main objectives of the LTCI Plan are to promote the achievement of three-year financial targets and to retain and reward selected senior executives.

        For the three-year incentive cycle which began on January 1, 2001 and ended on December 31, 2003, the following Named Executive Officers, amongst other executive officers of the Corporation, namely Messrs. David Boles, Guy Trahan and John Dickin, were selected by the Human Resources and Compensation Committee to participate in the LTCI Plan. Since the Corporation's performance during the three-year incentive cycle that ended on December 31, 2003 failed to attain the objectives for both EBIT margin and return on capital employed (ROCE), no payments were made in connection therewith to any of the Corporation's senior executives. No three-year incentive cycle has been implemented by the Human Resources and Compensation Committee for either of the years commencing on January 1, 2002 or January 1, 2003.

Compensation of the President and Chief Executive Officer

        The level of aggregate compensation of Mr. Jean Neveu as President and Chief Executive Officer of the Corporation was determined in relation to the Corporation's results, Mr. Neveu's overall achievements and comparable positions with other Canadian industry leaders having international operations. For the year ended December 31, 2003, the annual base salary for Mr. Jean Neveu, for the performance of the functions described above, was $1,250,000. On March 12, 2004, the Corporation announced that Mr. Pierre Karl Péladeau would succeed to Jean Neveu as its President and Chief Executive Officer.

        Mr. Michel Desbiens served as President and Chief Executive Officer of the Corporation from February 3, 2003 until March 17, 2003. Pursuant to the terms and conditions of his employment agreement, Mr. Desbiens was entitled to receive an annual salary of $1,250,000 and he received a special one-time grant of options to subscribe for 200,000 Subordinate Voting Shares; however, following Mr. Desbiens' departure from the Corporation on March 17, 2003, all of these stock options were cancelled in accordance with their applicable terms and conditions.

        Mr. Charles G. Cavell retired as President and Chief Executive Officer of the Corporation effective as of February 3, 2003. The Corporation has agreed to accelerate the vesting of certain options that had been granted to Mr. Cavell in 1998 as a special one-time grant. Mr. Cavell will also be entitled to all pension benefits payable to him as described in detail under the heading "Pension Benefits" in this Circular, as well as to certain life and medical insurance coverage. Finally, Mr. Cavell was awarded, upon his retirement, an amount of $600,000 as an additional retirement benefit.

Conclusion

        By way of application of the Corporation's executive compensation policy, an important part of executive compensation is linked to corporate, business unit and individual performance, as well as stock performance and long-term improvement. The Human Resources and Compensation Committee continuously reviews executive compensation programs to ensure that they maintain their competitiveness and continue to focus on the Corporation's objectives, values and business strategies.

        Depending on specific circumstances, the Human Resources and Compensation Committee may also recommend employment terms and conditions that deviate from the policies and the execution by the Corporation or its subsidiaries of employment contracts on a case-by-case basis.

  For the Human Resources and Compensation Committee:
  Alain Rhéaume (Chairman)
  A. Charles Baillie
  Derek H. Burney, O.C.
  Robert Normand

SECTION 4 — ADDITIONAL INFORMATION

Performance Graph

        The performance graph presented below illustrates the cumulative total return of a $100 investment in Canadian dollars in the Corporation's Subordinate Voting Shares, compared with the cumulative total return of the S&P/TSX Composite Index, the S&P 500 Index and the S&P/TSX 60 Index.

        The year-end values of each investment are based on share appreciation plus dividends paid in cash, the dividends having been reinvested on the date they were paid. The calculations exclude brokerage fees and taxes. Total shareholder returns from each investment can be calculated from the year-end investment values shown below the graph.

	12-31-98	12-31-99	12-31-00	12-31-01	12-31-02	12-31-03
Quebecor World Inc.	$100	$98	$115	$112	$112	$88
S&P/TSX Composite	$100	$132	$141	$124	$108	$137
S&P/TSX 60	$100	$134	$145	$123	$106	$133
S&P 500 (CDN$)	$100	$114	$107	$100	$77	$82

Statement of Corporate Governance Practices

        The Board of Directors considers good corporate governance practices to be an important factor in the overall success of the Corporation. Under the rules of The Toronto Stock Exchange (the "TSX"), the Corporation is required to disclose information relating to its corporate governance practices with reference to guidelines set out in the TSX Company Manual.

        In September 2003, the TSX announced its intention to relinquish, at least in part, the authority to adopt corporate governance standards to the Canadian Securities Administrators (the "CSA"), which represent the 13 securities regulators of Canada's provinces and territories. In January 2004, the CSA published for comment Proposed Multilateral Policy 58-201 Effective Corporate Governance together with Proposed Multilateral Instrument 58-101 Disclosure of Corporate Governance Practices (collectively, the "Proposed CSA Corporate Governance Rules"). The Corporation is committed to adopting and adhering to corporate governance practices that either meet or exceed applicable corporate governance standards and believes that its recently adopted measures with respect to corporate governance comply substantially with those set forth in the Proposed CSA Corporate Governance Rules. Because the Corporation believes that its corporate governance practices should be compared to the highest standards currently in force and applicable to it as well as to best market practices, the Corporation compares, in Schedule A to this Circular, its corporate governance practices to those set forth in the most recent version of the proposed TSX Corporate Governance Standards published in November 2002 (the "TSX Standards") and refers, where appropriate, to the Proposed CSA Corporate Governance Rules.

        In January 2004, the CSA also published the final form of Multilateral Instrument 52-110 Audit Committees (the "CSA Audit Committee Rules"), which include requirements regarding audit committee composition and responsibilities, as well as accounting and financial reporting obligations with respect to audit-related matters. Although the CSA Audit Committee Rules will only apply to the Corporation as of the date of its 2005 annual meeting of shareholders, the Corporation believes that it already complies with the CSA Audit Committee Rules and disclosure is made, where applicable, in connection therewith in Schedule A to this Circular.

        In certain instances, the Corporation also compares its corporate governance practices to the New York Stock Exchange Corporate Governance Standards (the "NYSE Standards"), as approved by the U.S. Securities and Exchange Commission on November 4, 2003.

        Further details on the Corporation's corporate governance practices are provided in Schedule A to this Circular.

Composition of the Human Resources and Compensation Committee

        During the Corporation's most recently completed financial year, the members of the Human Resources and Compensation Committee were Messrs. Alain Rhéaume (Chairman), A. Charles Baillie, Derek H. Burney and Robert Normand, none of whom are members of the Corporation's management and who are thus considered to be unrelated directors.

Report of the Audit Committee

        The Audit Committee monitors the integrity of the accounting and financial reporting process and systems of internal control through discussions with management, the external auditor and the internal auditors. The Audit Committee is responsible for reviewing annual and quarterly financial statements prior to their approval by the Board of Directors. The mandate of the Audit Committee is attached as Schedule B to this Circular.

        The Audit Committee has reviewed and discussed the audited financial statements for the year ended December 31, 2003 with management, discussed with the independent auditors the matters requiring discussion under professional auditing guidelines and standards in both Canada and the United States, received the written disclosures from the independent auditors recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States, and discussed with the auditors their independence. Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements for the year ended December 31, 2003 be included in the Annual Report of the Corporation and that KPMG LLP be reappointed as independent auditors by the Shareholders.

  Submitted by the Audit Committee of the Board of Directors:
  Robert Coallier (Chairman)
  Reginald K. Brack
  Robert Normand
  Alain Rhéaume

        The above report of the Audit Committee shall not be deemed to be incorporated by reference by any general statement incorporating by reference this Circular in any filing under applicable Canadian and U.S. securities legislation, except to the extent that the Corporation specifically incorporates this information by reference, and it shall not otherwise be deemed filed under such applicable securities legislation.

Liability Insurance

        The Corporation purchases and maintains in force liability insurance for the directors and officers of the Corporation and its subsidiaries. This insurance provides a coverage limit of US$150,000,000 per event and policy year. For the financial year ended December 31, 2003, the Corporation paid US$1,743,420 in liability insurance premiums. A deductible of US$1,000,000 applies when the Corporation is authorized or obliged to indemnify the persons insured.

Transactions with Interested Parties

        Except as described below or as disclosed in note 20 to the Corporation's audited consolidated financial statements for the year ended December 31, 2003 and included in the accompanying 2003 Annual Report, the Corporation is not aware that any of the directors, officers, nominees for election as directors, other insiders of the Corporation or any persons associated with or otherwise related to any of the foregoing has had an interest in any material transaction carried out since the beginning of the Corporation's last completed financial year or in any proposed transaction which has materially affected or is likely to materially affect the Corporation or any of its subsidiaries.

        The Honourable Richard C. Holbrooke, a director of the Corporation since April 2003, has entered into a consulting agreement with the Corporation pursuant to which Mr. Holbrooke has agreed to provide it with advisory services in order to seek out new market opportunities for the Corporation around the world and to actively assist the Corporation in securing such opportunities, including through the making of personal appearances by Mr. Holbrooke upon the Corporation's request. In return for the provision of such consulting and advisory services, the Corporation has agreed to pay Mr. Holbrooke annual fees of US$150,000. During the financial year ended December 31, 2003, the Corporation paid US$112,500 in consulting and advisory fees to Mr. Holbrooke pursuant to the arrangement described above.

        In addition, during the financial year ended on December 31, 2003, the Corporation and its subsidiaries have done business, at market rates, with Quebecor and other organizations within the Quebecor group. The Corporation and its major subsidiaries intend to continue to engage in similar transactions on terms which are generally no less favourable to the Corporation than would be available to it for similar transactions with unaffiliated third parties.

        The Corporation considers the amounts paid with respect to the various transactions discussed above to be both reasonable and competitive.

Indebtedness of Directors, Executive Officers and Senior Officers

        Mr. Charles G. Cavell, the Deputy Chairman of the Board of the Corporation and former President and Chief Executive Officer of the Corporation, who retired from the latter position effective February 3, 2003, is currently indebted to the Corporation pursuant to the terms of a loan agreement, under which an amount of $332,642 remained outstanding as of March 30, 2004. This loan, which was initially granted in a principal amount of $373,490, was made to Mr. Cavell in connection with his exercise of options to subscribe for 30,000 Subordinate Voting Shares of the Corporation on June 26, 2000. The loan is interest-free and must be repaid at the latest on June 26, 2010. The repayment of the loan is secured by a pledge of 10,000 Subordinate Voting Shares of the Corporation held by Mr. Cavell. Notwithstanding the maturity date of the loan, (i) while any balance of the loan is outstanding, the Corporation shall retain all dividends paid on the 10,000 pledged Subordinate Voting Shares and shall apply such dividends to the partial repayment of the loan, and (ii) if any of the 30,000 Subordinate Voting Shares acquired as a result of the exercise of the options are sold by Mr. Cavell while any balance of the loan is outstanding, Mr. Cavell shall repay to the Corporation the portion of the balance of the loan then outstanding which corresponds to the number of Subordinate Voting Shares so sold divided by the total number of Subordinate Voting Shares acquired upon exercise of the options.

        On February 3, 2003, the Board of Directors of the Corporation approved a policy that prohibits both the extending of any new personal loans to its directors or executive officers as well as the renewal of, or material modification to, any existing personal loans.

Other Business

        The Management of the Corporation knows of no other matter to be put before the Meeting. If, however, any other matters properly come before the Meeting, the persons designated in the accompanying form of proxy shall vote on such matters in accordance with their best judgement pursuant to the discretionary authority conferred thereon by the proxy with respect to such matters.

Availability of Disclosure Documents

        The Corporation is a reporting issuer under the securities legislation of all of the provinces of Canada and is registered in the United States and it is therefore required to file continuous disclosure documents such as interim and annual financial statements, a proxy circular, an annual information form, material change reports and press releases with such securities regulatory authorities. Copies of these documents may be obtained free of charge on request from the office of the Secretary of the Corporation or through the Internet at the following addresses: http://www.sedar.com and http://www.sec.gov/edgar.shtml.

Receipt of Shareholder Proposals for Next Annual Meeting

        Shareholders that will be entitled to vote at the Corporation's 2005 annual meeting of shareholders and who wish to submit a proposal in respect of any matter to be raised at such meeting must ensure that the Secretary of the Corporation receives their proposal no later than December 30, 2004.

Director's Approval

        The Board of Directors of the Corporation has approved the contents of this Circular and the sending of it to the holders of Multiple Voting Shares and Subordinate Voting Shares.

Raynald Lecavalier Vice President, Corporate General Counsel and Secretary
Montreal, Canada March 31, 2004

SCHEDULE A

QUEBECOR WORLD INC.
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
AS OF MARCH 31, 2004

TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation
1.	The Board of Directors should explicitly assume responsibility for the stewardship of the Corporation and adopt a formal mandate setting out the Board of Directors' stewardship responsibilities and, as part of the overall stewardship responsibility, the Board should assume responsibility for the following matters:	✓	The Board of Directors of the Corporation has approved and adopted a formal mandate describing the composition, responsibilities and methods of operation of the Board of Directors (the "Mandate of the Board").

The Mandate of the Board states that the Board of Directors is responsible for the supervision of the management of the Corporation's business and affairs, with the objective of increasing shareholder value. Although management conducts the day-to-day operations of the Corporation, the Board of Directors has a duty of stewardship and regularly assesses and monitors management's performance.

From time to time, the Board may delegate certain tasks to its committees.

Copies of the mandates of the Board and its committees may be found on the Corporation's website at www.quebecorworld.com under the "Investors" tab.(1)

In addition, on February 6, 2004 the Board of Directors adopted a Code of Business Conduct which is also available on the Corporation's website.(2)

(a)	adoption of a strategic planning process and approval of a strategic plan which takes into account, among other things, the opportunities and risks of the business;	✓	The Board is actively involved in the Corporation's strategic planning process. The Mandate of the Board provides that the Board of Directors is responsible for (i) approving the Corporation's long-term strategy, while taking into account, amongst other matters, business opportunities and risks, (ii) approving and monitoring the implementation of the Corporation's annual business plan and (iii) advising management on strategic issues. In addition, a meeting of the Board is held, at least annually, to review the Corporation's strategic plan.

(1)
The Proposed CSA Corporate Governance Rules state that a board should adopt and disclose a written board mandate. The Corporation complies with such recommendation.

(2)
The Proposed CSA Corporate Governance Rules state that a board should adopt a written code of business conduct and ethics. Such code was adopted by the Board.

TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation
(b)	the identification of the principal risks of the Corporation's business and ensuring the implementation of appropriate systems to manage these risks;	✓	The Mandate of the Board provides that the Board of Directors takes all reasonable measures to ensure that appropriate systems are in place to identify business risks and opportunities and overseeing the implementation of processes to manage these risks and opportunities. In addition, the mandate of the Audit Committee, a copy of which is set out as Schedule B to this Circular (the "Mandate of the Audit Committee"), provides that the Audit Committee is responsible for regularly reviewing and monitoring the Corporation's risk assessment and management policies, including its hedging policies, through the use of financial derivative transactions.

The Corporation has implemented a financial risk management policy. This policy establishes the framework to manage risk within the Quebecor World group of companies. The key risks identified are grouped into five categories: refinancing risk; currency; interest rate; commodity price; and investment exposure. The policy also defines parameters that assist the management of the Corporation in minimizing the effects of adverse fluctuations in foreign exchange rates, interest rates and commodity prices on the result of operations, the financial condition and shareholders' equity of the Corporation and, consequently, the potential impact on the Corporation's access to credit and capital markets.

(c)	succession planning, including appointing, training and monitoring senior management;	✓	The Mandate of the Board states that the Board of Directors is responsible for monitoring management and the Board of Directors' succession planning process. It also states that it is responsible for selecting the President and Chief Executive Officer (the "CEO") and approving the appointment of other senior management executives, monitoring and assessing the performance of the CEO and senior management and approving their compensation, while taking into consideration the expectations and fixed objectives of the Board of Directors.

TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation
In addition, the mandate of the Human Resources and Compensation Committee (the "Mandate of the Human Resources and Compensation Committee") states that this committee ensures that appropriate processes are in place regarding succession planning for the position of the CEO and other members of senior management, unless this responsibility is delegated to another committee of the Board of Directors. This committee also recommends to the Board of Directors the appointment of members of senior management and the terms and conditions of their appointment and retirement or termination. It also reviews and recommends to the Board of Directors the objectives that the CEO is expected to attain, it assesses the CEO in light of those objectives and recommends to the Board of Directors the CEO's compensation. Finally, it reviews the evaluation of senior management performance and recommends to the Board of Directors their compensation.

(d)	a communication policy for the Corporation; and	✓	The Mandate of the Board of Directors provides that the Board of Directors is responsible for reviewing, at least annually, the Corporation's Communications Policy and for monitoring the Corporation's communications with analysts, investors and the public.

The Corporation's Communications Policy currently follows the financial disclosure principles set out by the United States Securities Exchange Commission's Regulation on Fair Disclosure ("Reg FD"). In keeping with Reg FD, management is responsible for ensuring that all material financial information that is publicly disseminated be made available simultaneously to the investment community as a whole. Management hosts quarterly conference calls to discuss earnings announcements, current market conditions and forward-looking expectations. These conference calls are open to the general public and are accessible by telephone dial-in or through a simultaneous Internet webcast and are announced in advance by way of a press release and a notice on the Corporation's web-site home page. The Corporation files information that is being publicly disseminated simultaneously with the various securities commissions and stock exchanges and also posts such information on its web-site. The Board of Directors reviews with senior management the communications philosophy and the chief financial officer administers ongoing communication of financial information under these principles.

(e)	the integrity of the Corporation's internal control and management information systems.	✓	The Mandate of the Board states that the Board of Directors is responsible for monitoring the Corporation's internal control and management information systems as well as the Corporation's compliance with applicable legal and regulatory requirements.

TSX Standards	Does the Corporation align?	Corporate Governance Practices at the Corporation
In addition, the Mandate of the Audit Committee provides that it is responsible for monitoring the quality and integrity of the Corporation's internal control, disclosure controls and procedures and management information systems through discussions with management as well as the internal and external auditors. The Audit Committee is also responsible for reviewing, no less frequently than annually, a report of the external auditor describing the Corporation's internal quality-control procedures, any material issues raised by the most recent review of internal controls and management information systems or by any inquiry or investigation by governmental or professional authorities and any recommendations made and steps taken to deal with any such issues. The Audit Committee also assists the Board of Directors in the oversight of the Corporation's compliance with applicable legal and regulatory requirements.

2.	The Board of Directors should be constituted with a majority of individuals who qualify as unrelated directors. An "unrelated director" is a director who is: (a) not a member of management and is free from any interest and any business, family or other relationship which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the issuer, other than interests and relationships arising solely from holdings in the issuer or its significant shareholder, (b) not currently, or has not been within the last three years, an officer, employee of or material service provider to the issuer or any of its subsidiaries or affiliates; and (c) not a director (or similarly situated individual) officer, employee or significant shareholder of an entity that has a material business relationship with the issuer or its significant shareholder. The TSX does not consider a chair or vice chair of the Board of Directors who is not a member of management to be a related director.	✓	The Mandate of the Board provides that the Board of Directors shall be comprised of a majority of individuals who qualify as both unrelated and independent directors, as determined by the Board of Directors.(3)

The Board of Directors is currently comprised of 14 directors, eight of whom are unrelated. Following the meeting, the Board of Directors will be comprised of 13 directors, eight of whom will be unrelated. The Mandate of the Board also provides that the Board of Directors shall include a number of directors who do not have any interest in, or relationship with, either the Corporation or its significant shareholder and which, over time, should fairly reflect the investment in the Corporation by shareholders other than the significant shareholder.

The Board of Directors currently includes eight directors who do not have any interest in, or relationship with, either the Corporation or its significant shareholder.

(3)
The Proposed CSA Corporate Governance Rules state that a majority of directors should be independent. The Corporation complies with such recommendation.

TSX Standards	Does the Corporation align?	Corporate Governance Practices at the Corporation
If the Corporation has a significant shareholder, in addition to a majority of unrelated directors, the Board of directors shall include a number of directors who do not have interest in or relationship with either the Corporation or the significant shareholder and which fairly reflects the investment in the Corporation by shareholders other than the significant shareholder.

Under the NYSE Standards, a majority of the board members should also be "independent directors".		The Board has determined that the eight unrelated directors qualify as "independent directors", as that expression is defined in Section 303A(2) of the NYSE Standards.

3.	The Board has the responsibility for applying the definition of "unrelated director" to the circumstances of each individual director and for disclosing on an annual basis, 1) whether the Board has a majority of unrelated directors; 2) the analysis supporting this conclusion; 3) identify which directors are related or unrelated; and 4) provide a description of the business, family, direct and indirect shareholding or other relationship between each director and the Corporation or its significant shareholder.	✓	The Board of Directors is responsible for determining whether or not each director is an unrelated director. In so doing, the Board of Directors analyses all the relationships of the directors with the Corporation. Based on the foregoing and on the information provided by directors as to their personal circumstances, five of the 13 nominees for election to the Board are considered by the Board of Directors to be related directors.

The Honourable Richard C. Holbrooke is a related director due to a consulting arrangement between him and the Corporation as more fully described under the heading "Transactions with Interested Parties" at page 24 of the Circular.

The Right Honourable Brian Mulroney is a related director since he is Chairman of the Board of Directors of the Corporation and senior partner of Ogilvy Renault, principal legal counsel to the Corporation. He has an interest in the significant shareholder because he is a director of Quebecor and Ogilvy Renault also acts as legal counsel to Quebecor.

Jean Neveu is a related director because he served as President and Chief Executive Officer of the Corporation from March 18, 2003 until March 12, 2004. He has an interest in the significant shareholder since he is Chairman of the board of directors of Quebecor.

TSX Standards	Does the Corporation align?	Corporate Governance Practices at the Corporation
Érik Péladeau is a related director because of his position as Vice Chairman of the Board of Directors. He has an interest in the significant shareholder being the Chairman of the board of directors of Quebecor Media inc. and Vice Chairman of the board of directors of Quebecor.

Pierre Karl Péladeau is a related director and has an interest in the significant shareholder since he is President and Chief Executive Officer of the Corporation, President and Chief Executive Officer of Quebecor and Chairman of the board of directors of nurun Inc.

The other directors, namely A. Charles Baillie, Reginald K. Brack, Derek H. Burney, Robert Coallier, James Doughan, Eileen A. Mercier, Robert Normand and Alain Rhéaume qualify as unrelated directors. None of these unrelated directors work in the day-to-day operations of the Corporation, are party to a material contract with the Corporation or receive any fees from the Corporation other than as directors.

None of the unrelated directors have an interest in the significant shareholder.

The records of attendance of directors to meetings of the Board of Directors and of its committees are set out at page 7 of this Circular.

Under the NYSE Standards, certain relationships serve as bars to independence. In addition, no director qualifies as "independent" unless the Board of Directors affirmatively determines that the director has no material relationship with the listed Corporation (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation). Disclosure must be made of the basis for each determination.	✓	None of the unrelated directors has any relationship which could serve as a bar to independence. In addition, the Board of Directors has determined that these directors had no material relationship with the Corporation, within the meaning of the NYSE Standards.

TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation
4.	The Board of Directors should appoint a committee of directors composed exclusively of non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	✓	The Board of Directors has approved and adopted a new mandate of the Nominating and Corporate Governance Committee (the "Mandate of the Nominating and Corporate Governance Committee").(4) The Mandate of the Nominating and Corporate Governance Committee provides that the committee is responsible for (i) developing and reviewing criteria for selecting directors by regularly assessing the qualifications, personal qualities, business background and diversified experience of the Board of Directors and the Corporation's needs, (ii) identifying candidates qualified to become Board members and recommending nominees for election at the next annual meeting of shareholders and (iii) assisting the Board of Directors and its Chairman in determining Board Committee membership.

The Mandate of the Nominating and Corporate Governance Committee currently provides that such committee shall be comprised of a minimum of three and a maximum of five non-management directors, a majority of whom qualify as unrelated and independent directors, as determined by the Board of Directors. Effective on the date on which the Board of Directors shall meet for the first time following the annual meeting of shareholders of the Corporation to be held on May 5, 2004, the new Mandate of the Nominating and Corporate Governance Committee will provide that such committee shall be comprised of a minimum of three and a maximum of five members, each of whom must qualify as an unrelated and independent director, as determined by the Board of Directors.

5.	The Board of Directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	✓	The Mandate of the Nominating and Corporate Governance Committee provides that the committee is responsible for reviewing and monitoring the organization and conduct of meetings of the Board of Directors and its committees and for developing and monitoring appropriate processes for the periodic assessment of the Board of Directors, its committees, Board of Directors and committee chairs and individual directors.

(4)
The Proposed CSA Corporate Governance Rules state that a board should appoint a nominating committee that is composed entirely of independent directors and that such committee should have a written charter. The Board has adopted a new written mandate for the Nominating and Corporate Governance Committee, pursuant to which such committee must be composed entirely of unrelated and independent directors.

TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation
6.	The Corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the Board. In addition, it should provide continuing education for all directors.	✓	The Board of Directors has approved and adopted the mandate of the Nominating and Corporate Governance Committee, which committee is responsible for developing and reviewing orientation and continuing education programs for directors.(5) The Board of Directors has adopted a policy pursuant to which the Nominating and Corporate Governance Committee develops and monitors an orientation program for directors. Pursuant to such program: (i) presentations by officers and key executives of the Corporation are made regarding the business environment, methods of operation and organisational structure of the Corporation; (ii) a copy of the Corporation's Director's Manual (including a brief history of the Corporation, biographies and contact information for the directors, Board of Directors and Committee Mandates and Working Plans, the Corporation's Corporate Governance Guidelines and the Corporation's Code of Business Conduct) is provided to each director; and (iii) directors have access to other appropriate information and other orientation resources. In addition, the Corporation ensures that continuing education is provided to all directors on an ongoing basis with respect to factors and emerging trends affecting the business of the Corporation.

7.	The Board of Directors should examine its size and undertake, where appropriate, a program to establish a board size which facilitates effective decision-making.	✓	The Mandate of the Nominating and Corporate Governance Committee provides that the committee is responsible for monitoring the size and composition of the Board of Directors to ensure that directors make decisions effectively. The Board of Directors believes that a board of directors with 13 members adequately ensures that its functioning and decision-making is effective.

(5)
The Proposed CSA Corporate Governance Rules state that board should ensure that all new directors receive a comprehensive orientation and should provide continuing education opportunities for all directors. The Corporation has adopted a policy pursuant to which orientation is provided to new Board members and continuing education is provided to all directors.

TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation
8.	A committee of the Board of Directors comprised solely of unrelated directors should review the adequacy and form of the compensation of senior management and directors, with such compensation realistically reflecting the responsibilities and risks of such positions.	✓	The Board of Directors has approved and adopted the Mandate of the Nominating and Corporate Governance Committee, which provides that the committee is responsible for making recommendations to the Board of Directors pertaining to the compensation of directors. The Mandate of the Human and Resources and Compensation Committee states that this committee annually reviews and recommends to the Board of Directors the objectives that the CEO is expected to attain, assesses the CEO in light of these objectives and recommends to the Board of Directors the CEO's compensation package. The Human Resources and Compensation Committee also reviews the evaluation of senior management performance and recommends to the Board of Directors their compensation.(6)

		✓	The Corporation has implemented a Directors Deferred Stock Unit Plan (the "DSU Plan") under which at least 50% of each director's base compensation is paid in the form of deferred stock units. Such units are redeemed by the Corporation when a director ceases to act as such. The value of each unit, on the date of grant and on the date of redemption, is tied to the value of the Corporation's Subordinate Voting Shares on the New York Stock Exchange. By implementing this plan, the Corporation has sought to align the interests of its directors with those of its shareholders. See page 10 of this Circular for additional information about the compensation received by directors in 2003.

	Under the NYSE Standards, the compensation committee should be composed solely of "independent" directors.	✓	The Board of Directors has determined that the members of the Human Resources and Compensation Committee were independent within the meaning of Section 303A(2) of the NYSE Standards.

(6)
The Proposed CSA Corporate Governance Rules state that a board should appoint a compensation committee composed entirely of independent directors and that such committee should have a written charter. The Board has adopted a written mandate for the Human Resources and Compensation Committee pursuant to which such committee must be composed of unrelated, independent directors.

TSX Standards	Does the Corporation align?	Corporate Governance Practices at the Corporation
9.	Committees of the Board of Directors should generally be composed solely of non-management directors, a majority of whom are unrelated directors.	✓	The Board of Directors has established the following Committees, in accordance with the Corporation's By-laws:

The Executive Committee: The Board of Directors has approved and adopted a mandate of the Executive Committee (the "Mandate of the Executive Committee"). The Mandate of the Executive Committee provides that such committee shall be comprised of a minimum of three and a maximum of seven directors, a majority of whom shall qualify as unrelated and independent directors, as determined by the Board of Directors. The Mandate of the Executive Committee provides that such committee shall deal with such matters as cannot be effectively dealt with by the Board of Directors in a timely fashion and will be convened to meet on an ad hoc basis in order to do so.

The members of the Executive Committee are The Right Honourable Brian Mulroney (Chairman), Reginald K. Brack, Derek H. Burney, Robert Coallier and Pierre Karl Péladeau.

The Audit Committee: The Board of Directors has approved and adopted the Mandate of the Audit Committee, a copy of which is attached to this Circular as Schedule B. The Mandate of the Audit Committee provides that it shall be comprised of a minimum of three and a maximum of five members, each of whom must qualify as an unrelated and independent director, as determined by the Board of Directors.(7) Each member of the Audit Committee must be "financially literate" and at least one member must be an "audit committee financial expert" (all as determined by the Board of Directors). The Mandate of the Audit Committee also provides that members of the Audit Committee shall not receive any compensation from the Corporation other than compensation as directors and committee members. Prohibited compensation includes fees paid, directly or indirectly, for services rendered as consultant or as legal or financial advisor, regardless of the amount paid. The members of the Audit Committee are Robert Coallier (Chairman), Reginald K. Brack, Robert Normand and Alain Rhéaume.

(7)
Notwithstanding the fact that Mr. Robert Normand simultaneously serves on the audit committee of more than three public companies, including the Corporation's Audit Committee, the Board of Directors has determined that such simultaneous service does not impair the ability of Mr. Normand to serve as a member of the Corporation's Audit Committee.

TSX Standards	Does the Corporation align?	Corporate Governance Practices at the Corporation
The Human Resources and Compensation Committee: The Board of Directors has approved and adopted the Mandate of the Human Resources and Compensation Committee. The Mandate of the Human Resources and Compensation Committee provides that it shall be comprised of a minimum of three and a maximum of five members, each of whom must qualify as an unrelated and independent director, as determined by the Board of Directors. This committee's responsibilities include succession planning for the CEO and members of senior management (unless this responsibility is delegated to another committee of the Board of Directors), the hiring and assessment of members of senior management and recommending to the Board senior management's compensation. The members of the Human Resources and Compensation Committee are Alain Rhéaume (Chairman), A. Charles Baillie, Derek H. Burney and Robert Normand.

The Nominating and Corporate Governance Committee: The Board of Directors has approved and adopted the Mandate of the Nominating and Corporate Governance Committee. Effective on the date on which the Board of Directors shall meet for the first time following the annual meeting of shareholders of the Corporation to be held on May 5, 2004, the new Mandate of the Nominating and Corporate Governance Committee will provide that such committee shall be comprised of a minimum of three and a maximum of five members, each of whom must qualify as an unrelated and independent director, as determined by the Board of Directors. This committee's responsibilities include (i) monitoring and assisting the Board of Directors and its Chairman with respect to the composition of the Board of Directors and its committees and succession planning, (ii) making recommendations to the Board on directors' compensation; (iii) reviewing and monitoring the organization and conduct of meetings of the Board of Directors and its committees, (iv) assessing the Board and its committees, Board of Directors and committee chairs as well as individual directors, and (v) assisting the Board of Directors in developing, monitoring and overseeing the Corporation's corporate governance practices. The members of the Nominating and Corporate Governance Committee are Derek H. Burney (Chairman), Reginald K. Brack, The Honourable Richard C. Holbrooke, Pierre Karl Péladeau and Alain Rhéaume.

TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation
The Pension Committee: The Board of Directors has approved and adopted the mandate of the Pension Committee (the "Mandate of the Pension Committee"). The Mandate of the Pension Committee provides that such committee shall be comprised of a minimum of three and a maximum of five non-management directors, a majority of whom must qualify as unrelated and independent directors, as determined by the Board of Directors. This committee's responsibilities include approving and monitoring the funding policies for the Corporation's pension plans as well as the investment policy and investment objectives and guidelines for the pension plans. The members of the Pension Committee are Eileen A. Mercier (Chair), A. Charles Baillie, Charles G. Cavell and James Doughan. However, Mr. Cavell is not standing for re-election to the Board of Directors of the Corporation at the Meeting.

10.	The Board of Directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the Corporation's approach to governance issues and the Corporation's response to the TSX Guidelines.	✓	The Mandate of the Board provides that the Board of Directors is responsible for overseeing management in the competent and ethical operation of the Corporation and for reviewing, on a regular basis, appropriate corporate governance structures and procedures, including the identification of decisions that require approval of the Board of Directors and, where appropriate, measures for receiving shareholder feedback and the adequate public disclosure thereof.

The Mandate of the Nominating and Corporate Governance Committee provides that the Nominating and Corporate Governance Committee is responsible for developing, monitoring and overseeing the disclosure of such corporate governance structures and procedures. It is also responsible for preparing the annual statement of corporate governance practices for inclusion in the Corporation's management proxy circular or annual information form, in accordance with applicable rules and regulations.

TSX Standards	Does the Corporation align?	Corporate Governance Practices at the Corporation
11.	The Board of Directors, together with the Chief Executive Officer, should develop position descriptions for the Board of Directors and for the Chief Executive Officer, including the definition of the limits to management's responsibilities. In addition, the Board of Directors should approve or develop the corporate objectives which the Chief Executive Officer is responsible for meeting and assess the Chief Executive Officer against these objectives.	✓	The Mandate of the Board (see item 1 above), the Mandate of the Chief Executive Officer and the Mandate of the Chairman of the Board (see item 12 below) together serve to delineate and define the limits of management's responsibilities.(8)

The Mandate of the Human Resources and Compensation Committee provides that it is responsible for annually reviewing and recommending to the Board of Directors the objectives that the CEO is expected to attain, assessing the CEO in the light of these objectives and recommending to the Board of Directors the CEO's compensation.(9)

12.	The Board of Directors should implement structures and procedures that ensure that the Board can function independently of management. An appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to oversee that the Board discharges its responsibilities or (ii) assign this responsibility to a non-management director, referred to as the "lead director". The chair or lead director should oversee the Board of Directors in carrying out its responsibilities effectively which will involve the Board meeting on a regular basis without management present and may involve assigning the responsibility for administering the Board's relationship to management to a committee of the Board.	✓	Given the mandates of the committees of the Board of Directors and the various approval levels involved in order to authorize any major commitment, the Corporation has established appropriate structures and methods in order to ensure that the Board of Directors can function independently of management. To that end, the Board of Directors has approved and adopted the Mandate of the Chairman of the Board (the "Mandate of the Chairman of the Board"). The Mandate of the Chairman of the Board provides that the Board of Directors is chaired by an outside director who is responsible for the management, development and the effective performance of the Board of Directors. The Chairman of the Board must take all reasonable measures to ensure that the Board of Directors fully executes its mandate and that directors clearly understand and respect the boundaries between the responsibilities of the Board of Directors and of management.

In addition, in order to better ensure that the Board of Directors may function independently of management, the Mandate of the Board provides that non-management directors meet periodically without management members present. It also states that directors who do not have any interest in or relationships with either the Corporation or its significant shareholder meet periodically without management and other directors present.

(8)
The Proposed CSA Corporate Governance Rules state that a board should develop position descriptions for the board chair and the CEO. Mandates have been developed for the Chairman of the Board and the CEO of the Corporation.

(9)
The Proposed CSA Corporate Governance Rules state that a board should develop or approve the corporate goals and objectives that the CEO is responsible for meeting. The Board approves the objectives of the Corporation's CEO.

TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation
13.	The audit committee should be composed solely of unrelated directors.	✓	The Audit Committee is composed of four unrelated and independent directors, as described in item 9 above.

	The CSA Audit Committee Rules state that the Audit Committee must be composed of a minimum of three members, which must be "independent". The definition of independence for audit committee members is different than that generally provided in the TSX Standards.		The Board of Directors has determined that the four members of the Audit Committee were "independent" within the meaning given to that term in the CSA Audit Committee Rules.

	All of the members of the audit committee should be financially literate and at least one member should have accounting or related financial expertise.	✓	All of the members of the Audit Committee are "financially literate" (i.e. they are able to read and understand a set of financial statements that present a breadth and level of accounting issues that are generally comparable to those that may reasonably be expected to be raised by the Corporation's financial statements). In addition, at least one member is an Audit Committee Financial Expert, as contemplated in the rules of the U.S. Securities and Exchange Commission.

	The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to oversee this responsibility.	✓	The Mandate of the Audit Committee provides that it shall at all times have a direct line of communication with the internal and external auditors. It also provides that the Committee is responsible for overseeing management's reporting on internal control and disclosure control and procedures.

14.	The audit committee charter should set out explicitly the role and oversight responsibility of the audit committee.	✓	The Mandate of the Audit Committee, attached as Schedule B to this circular, describes explicitly the role and oversight responsibilities of the Audit Committee.

	The Board of Directors should review and reassess the adequacy of the audit committee charter on at least an annual basis.	✓	The Mandate of the Audit Committee states that it annually reviews its mandate and reports to the Board of Directors on its adequacy.

TSX Standards		Does the Corporation align?	Corporate Governance Practices at the Corporation
	The NYSE Standards contain a higher independence standard for audit committee members, disallowing any compensation to such members other than directors' fees received from the Corporation.		The Board of Directors has determined that the Audit Committee Members were all "independent" within the meaning of section 303A(6) of the NYSE Standards.

15.	The Board of Directors should implement a system which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances. This engagement should be subject to the approval of an appropriate committee of the Board.	✓	The Board of Directors has approved and adopted a policy that, subject to approval by the Nominating and Corporate Governance Committee, permits individual members of the Board of Directors to seek legal or expert advice at the Corporation's expense from a source independent of management. In addition, the Audit Committee, the Nominating and Corporate Governance Committee and the Human Resources and Compensation Committee may hire experts to help them execute their respective mandates, subject to the requirement to advise the Chairman of the Board thereof.

SCHEDULE B

QUEBECOR WORLD INC.
MANDATE OF THE AUDIT COMMITTEE

        The Audit Committee (the "Audit Committee") assists the Board of Directors (the "Board") in overseeing the Corporation's financial controls and reporting. The Audit Committee also monitors whether the Corporation complies with financial covenants and legal and regulatory requirements governing financial disclosure matters and financial risk management.

COMPOSITION AND QUORUM

        The Audit Committee is composed of a minimum of three and a maximum of five members, each of whom qualifies as an unrelated and independent director, as determined by the Board; each member of the Audit Committee must be financially literate and at least one member must be an audit committee financial expert (all as determined by the Board).

        Members of the Audit Committee do not receive any compensation from the Corporation other than compensation as directors and committee members. Prohibited compensation includes fees paid, directly or indirectly, for services as consultant or as legal or financial advisor, regardless of the amount.

        The quorum at any meeting of the Audit Committee is a majority of its members.

        Because of the Audit Committee's demanding role and responsibilities, the Nominating and Corporate Governance Committee reviews any invitation to Audit Committee members to join the audit committee of the board of directors of any other company or corporation. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Audit Committee, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee.

RESPONSIBILITIES

        The Audit Committee has the following responsibilities:

With respect to accounting and financial reporting

1.
Reviewing with management and the external auditor the annual financial statements and accompanying notes, the external auditor's report thereon and the related press release, and obtaining explanations from management on all significant variances with comparative periods, before recommending approval by the Board and the release thereof.

2.
Reviewing with management and the external auditor the quarterly financial statements, the external auditor's review thereof and the related press release before recommending the approval by the Board and the release thereof.

3.
Reviewing the financial information contained in the Annual Information Form, Annual Report, Management Proxy Circular, Management's Discussion and Analysis, prospectuses, Forms 6K (including any Supplemental Disclosure documents thereto) and 40F and other documents containing similar financial information before their public disclosure or filing with regulatory authorities in Canada or the United States of America.

4.
Reviewing with management and the external auditor the quality and not just the acceptability of the Corporation's accounting policies and any changes that are proposed to be made thereto, including (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the external auditor's preferred treatment, and (iii) any other material communications with management with respect thereto, and reviewing the disclosure and impact of contingencies and the reasonableness of the provisions, reserves and estimates that may have a material impact on financial reporting.

5.
Reviewing with the external auditor any audit problems or difficulties and management's response thereto and resolving any disagreement between management and the external auditor regarding accounting and financial reporting.

6.
Periodically reviewing the Corporation's Communications Policy to ensure that it conforms with applicable legal and regulatory requirements.

7.
Reviewing the Audit Committee's report to the shareholders.

With respect to risk management and internal controls

1.
Monitoring the quality and integrity of the Corporation's internal control, disclosure controls and procedures and management information systems, through discussions with management and the internal and external auditors.

2.
Overseeing management's reporting on internal control and disclosure controls and procedures.

3.
Reviewing on a regular basis and monitoring the Corporation's risk assessment and management policies, including hedging policies through the use of financial derivative transactions.

4.
At least annually, reviewing a report of the external auditor describing the Corporation's internal quality-control procedures, any material issues raised by the most recent reviews of internal controls and management information systems or by any inquiry or investigation by governmental or professional authorities and any recommendations made and steps taken to deal with any such issues.

5.
Assisting the Board with the oversight of the Corporation's compliance with applicable legal and regulatory requirements.

6.
Establishing procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls, or auditing matters, including the anonymous submission by employees of concerns respecting accounting or auditing matters.

With respect to the internal auditors

1.
Monitoring the qualifications and performance of the internal auditors.

2.
Reviewing the internal audit program, its scope and capacity to ensure the effectiveness of the systems of internal control and reporting accuracy.

3.
Monitoring the execution of the internal audit plan.

4.
Ensuring that the internal auditors are always ultimately accountable to the Audit Committee and the Board.

With respect to the external auditor

1.
Reviewing the annual written statement of the external auditor regarding all its relationships with the Corporation and discussing any relationships or services that may impact on its objectivity or independence.

2.
Approving the appointment and, if appropriate, the termination (both subject to shareholder approval) of the external auditor and monitoring its qualifications, performance and independence.

3.
Approving and overseeing the disclosure of all audit services provided by the external auditor to the Corporation or any of its subsidiaries, determining which non-audit services the external auditor are prohibited from providing and, exceptionally, approving and overseeing the disclosure of permitted non-audit services to be performed by the external auditor.

4.
Approving the basis and amount of the external auditor's fees for both audit and authorized non-audit services.

5.
Reviewing the audit plan with the external auditor and management and approving the scope, extent and schedule of such audit plan.

6.
Reviewing the Corporation's hiring policies for current and former partners or employees of the external auditor.

7.
Ensuring the respect of legal requirements regarding the rotation of applicable partners of the external auditor, on a regular basis, as required.

8.
Ensuring that the external auditor is always accountable to the Audit Committee and the Board.

9.
Making arrangements for sufficient funds to be available to effect payment of the fees of the external auditor and of any advisors or experts retained by the Audit Committee.

With respect to the controlling shareholder

1.
While recognizing the control framework and culture of the Corporation's principal shareholder, establishing close coordination and communication with the audit committee of the controlling shareholder's board of directors.

2.
Providing for substantial sharing of information with the controlling shareholder and its audit committee, to the extent permitted by law, while putting in place safeguards to ensure that the sharing of information is not used by the controlling shareholder to the disadvantage of the Corporation's minority shareholders.

3.
Reviewing and monitoring all material non arm's length transactions.

METHOD OF OPERATION

1.
Meetings of the Audit Committee are held at least quarterly and as required.

2.
The Chair of the Audit Committee develops the agenda for each meeting of the committee in consultation with the Chief Financial Officer. The agenda and the appropriate material are provided to members of the Audit Committee on a timely basis prior to any meeting of the Audit Committee.

3.
The Chair of the Audit Committee reports regularly to the Board on the business of the Committee.

4.
The Audit Committee has at all times a direct line of communication with the internal and external auditors.

5.
The Audit Committee meets on a regular basis without management or the external auditor.

6.
The Audit Committee meets separately with management, the internal and external auditors at least annually, and more frequently as required.

7.
The Audit Committee may, in appropriate circumstances, engage external advisors, subject to advising the Chairman of the Board thereof.

8.
The Audit Committee annually reviews its mandate and reports to the Board on its adequacy and publication requirements.

9.
The Nominating and Corporate Governance Committee annually supervises the performance assessment of the Audit Committee and its members.

        Nothing contained in this mandate is intended to expand applicable standards of conduct under statutory or regulatory requirements for the directors of the Corporation or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience, they do not have the obligation to act as auditors or to perform auditing, or to determine that the Corporation's financial statements are complete and accurate. Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Corporation by the external auditor. The Audit Committee's oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Corporation's financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles or generally accepted auditing standards.

SCHEDULE C

QUEBECOR WORLD INC.
AMENDED AND RESTATED BY-LAW ONE

MEETINGS OF SHAREHOLDERS AND DIRECTORS,
COMMITTEES AND OTHER MATTERS

ARTICLE l.    MEETINGS OF SHAREHOLDERS.

        1.1    Place, Time and Notice.    Meetings of shareholders of the Corporation shall be held at the registered office of the Corporation or at such other place and at such time as the Board of Directors, the Chief Executive Officer or the President may determine, from time to time.

        1.2    Electronic Meetings.    If the directors of the Corporation call a meeting of shareholders pursuant to the laws governing the Corporation, those directors may determine that the meeting shall be held in accordance with the regulations, if any, governing the Corporation entirely by means of telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

        1.3    Chairman.    Subject to the provisions of any resolution of the Board of Directors, the Chairman of the Board or, in his absence or inability or refusal or failure to act, a Vice or Deputy Chairman of the Board or, in his absence or inability or refusal or failure to act, the President or, in his absence or inability or refusal or failure to act, the Vice-President or, if there be more than one Vice-President, that one of them who may have been designated for the purpose by the Board of Directors, shall preside at all meetings of shareholders. All of the foregoing officers may attend such meetings but no Vice-President shall act as chairman if the Board of Directors shall have determined that he shall not so act. If all of the foregoing officers be absent or unable or refuse or fail to act, the persons present may choose a chairman.

        The chairman of any meeting of shareholders shall conduct the procedure thereat in all respects and his decision on all matters, including, but without in any way limiting the generality of the foregoing, any question regarding the validity or invalidity of any proxy, shall be conclusive and binding upon the shareholders. A declaration by the chairman at any meeting that a resolution has been carried or carried unanimously or carried by any particular majority or lost or not carried by a particular majority shall be conclusive evidence of such fact.

        The chairman of any meeting of shareholders may, in his discretion, order a ballot. Moreover, any shareholder or its representative, where the shareholder is a body corporate or an association, or his proxyholder, either before or after any vote by show of hands, may require a ballot on any question at any time before the termination of the meeting. A demand for a ballot may be withdrawn.

        If at any meeting a ballot is to be taken, it shall be taken in such manner and either at once or after adjournment as the chairman directs. The result of a ballot shall be deemed to be a resolution of the meeting at which the ballot was taken whether or not a vote on a show of hands had previously been taken on the same question.

        The chairman of any meeting of shareholders may appoint up to two (2) persons, who may but need not be directors, officers, employees or shareholders of the Corporation, to act as scrutineers at such meeting.

        1.4    Quorum.    The holder or holders of not less than ten (10) per cent of the outstanding shares of the Corporation carrying voting rights at the meeting, present in person or represented by proxy or by an authorized representative, shall constitute a quorum.

        The quorum at any reconvened meeting of shareholders so adjourned is fixed at one (1) shareholder present or represented in accordance with this By-Law. The reconvened meeting may then proceed to examine and dispose of the business for which it was called.

        1.5    Voting Rights.    At all meetings of shareholders, every shareholder entitled to vote thereat, whether present in person or by proxyholder, or, in the case of a body corporate or association by a duly authorized representative, shall be entitled to one (1) vote for each Subordinate Voting Share and to ten (10) votes for each Multiple Voting Share; if, however, in virtue of the law or the articles of the Corporation another scale of voting rights is fixed with respect to a particular matter or to another class of shares, such scale of voting shall be adopted.

        1.6    Particulars of Proxies.    The directors may also permit particulars of proxies for use at or in connection with any such meeting which have been deposited with the Corporation or its agent at a place other than the place of such meeting to be cabled, telecopied or telegrammed to the secretary of the Corporation prior to such meeting. In such event, such proxies, if otherwise in order, shall be valid and any votes cast in accordance therewith shall be counted.

ARTICLE 2.    MEETINGS OF DIRECTORS.

        2.1    Place, Time and Notice.    Immediately after the annual meeting of shareholders in each year, a meeting of such of the newly elected directors as are then present may be held, provided that they shall constitute a quorum, without notice, for the appointment of officers of the Corporation and the transaction of such other business as may come before the meeting.

        Subject to the provisions of any resolution of the Board of Directors, meetings of the Board of Directors may be called at any time by the Chairman of the Board or a Vice or Deputy Chairman of the Board or the President or any Vice-President who is a director or any two directors and notice of the time and place for holding any meeting of the Board of Directors shall be given at least twelve (12) hours prior to the time fixed for the meeting. Any meeting so called may be held at the registered office of the Corporation or any other place which shall have been fixed by the Board of Directors.

        The Board of Directors may also from time to time provide for the holding of regular meetings of the Board of Directors at such place, within or without Canada, with or without notice, as may be determined by resolution.

        2.2    Chairman.    Subject to the provisions of any resolution of the Board of Directors, the Chairman of the Board or, in his absence or inability or refusal or failure to act, any Vice or Deputy Chairman of the Board or, in his absence or inability or refusal or failure to act, the President or, in his absence or inability or refusal or failure to act, the Vice-President or, if there be more than one Vice-President, that one of them who may have been designated for the purpose by the Board of Directors, shall preside at all meetings of the Board of Directors; provided that neither the President nor any Vice-President shall so act unless he is a director. If all of the foregoing officers be absent or unable or refuse or fail to act, the directors present ay choose a chairman from among their number. The chairman at any meeting of directors may vote as a director.

        2.3    Quorum.    Except where the Corporation has only one director, the Board of Directors may, from time to time, fix by resolution the quorum for meetings of the Board of Directors but until otherwise fixed a majority of directors in office, from time to time, shall constitute a quorum.

ARTICLE 3.    COMMITTEES

        3.1    Election.    The Board of Directors may, from time to time, appoint from their number committees of directors, however designated, containing such proportion of Canadian residents as may be required by law.

        3.2    Chairman, Quorum and Procedure.    Subject to the provisions of any resolution of the Board of Directors, any committee of directors shall have the power to appoint a chairman and a vice or deputy chairman, to fix its quorum, which quorum shall consist of not less than a majority of its members, and to determine its procedure.

        3.3    Secretary.    The secretary of the Corporation shall act as secretary of each committee of directors unless some other secretary be appointed by the committee.

        3.4    Powers.    The Board of Directors may delegate to any such committee of directors any of the powers of the board except those which by law a committee of directors has no authority to exercise.

        3.5    Proceedings open to the Board.    All proceedings of committees of directors shall be open to the examination of the Board of Directors of the Corporation and shall be reported to the Board of Directors if and when the Board of Directors so directs.

        3.6    Meetings.    Meetings of committees of directors may be held at the registered office of the Corporation or at such other place within or without Canada as a committee may from time to time determine. Meetings of a committee may be called by or by the order of the president, the chairman of the committee, the vice-chairman or any two (2) members thereof.

        3.7    Remuneration.    The members of a committee of directors shall be entitled to receive such remuneration for their services as members of the committee as the directors may from time to time determine.

        3.8    Removal and Replacement.    The directors may from time to time remove any member of a committee of directors from office.

        The directors may also from time to time fill any vacancy which may occur in the membership of a committee.

ARTICLE 4.    OTHER MATTERS

        4.1    Indemnification.    The Corporation shall, to the full extent provided by law, indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity.

        4.2    Advance of Costs.    The Corporation shall, to the full extent provided by law, advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in section 4.1. The individual shall repay the moneys if the individual does not fulfill the conditions prescribed by law permitting the Corporation to indemnify such individual.

* * * * * * *

P4148MTL04

PROXY SOLICITED BY MANAGEMENT OF QUEBECOR WORLD INC. FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

The undersigned, shareholder of QUEBECOR WORLD INC., hereby appoints The Right Honourable Brian M. Mulroney or failing him, Érik Péladeau, or failing him, Pierre Karl Péladeau, or *                                                                                             as the proxyholder of the undersigned to attend, act and vote for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders of Quebecor World Inc. (the "Corporation"), to be held in Studio "G" at 1600 de Maisonneuve Boulevard East, Montreal, Quebec, Canada on Wednesday, May 5, 2004 at 10:00 a.m. (Montreal time) and at any and all adjournments thereof. The shares represented by this proxy will be voted pursuant to the instructions given below. However, if no instructions are given, this proxy will be voted "FOR" the proposals set out herein.

(Please check)

(1)
Election of Directors:

                                    FOR ☐                                      WITHHOLD ☐

(2)
Appointment of KPMG LLP as auditors and authorization of the directors to fix their remuneration:

                                     FOR ☐                                      WITHHOLD ☐

(3)
Adoption of a resolution to amend the Quebecor World USA Employee Stock Purchase Plan in order to increase to 4,000,000 the number of Subordinate Voting Shares of the Corporation that may be issued thereunder:

                                      FOR ☐                                        WITHHOLD ☐

(4)
Adoption of a resolution to confirm and ratify the Amended and Restated By-Law One of the Corporation, being the general administrative by-law of the Corporation:

                                       FOR ☐                                         WITHHOLD ☐

This proxy must be executed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal, by a duly authorized officer or attorney thereof. Do not forget to date and sign this proxy. If the proxy is not dated, it shall be deemed to bear the date on which it is mailed to the shareholder.

DISCRETIONARY AUTHORITY IS HEREBY CONFERRED with respect to any amendments or variation to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. Management is not aware of any such amendments, variations or other matters to come before the Meeting.

DATED this .......... day of ................................., 2004.
Signature of shareholder

REFERENCE IS MADE TO THE ENCLOSED MANAGEMENT PROXY CIRCULAR.

QUARTERLY AND ANNUAL FINANCIAL STATEMENTS

Rather than receiving financial statements by mail, you may choose to access them at www.quebecorworldinc.com. Under securities regulations, shareholders may elect annually to receive Quarterly and Annual Financial Statements by mail, if they so request. If you wish to receive such mailings, please mark your selections.

☐	Mark this box, if you would like to receive Quarterly Financial Statements by mail.	☐	Mark this box, if you do not wish to receive Quarterly Financial Statements by mail.	☐	Mark this box, if you would like to receive Annual Financial Statements by mail.	☐	Mark this box, if you do not wish to receive Annual Financial Statements by mail.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER
Name:	Raynald Lecavalier
Title:	Vice President, Corporate General Counsel and Secretary

Date: April 5, 2004

QuickLinks

QUEBECOR WORLD INC. Filed in this Form 6-K
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
MANAGEMENT PROXY CIRCULAR
SCHEDULE A – QUEBECOR WORLD INC. STATEMENT OF CORPORATE GOVERNANCE
SCHEDULE B – MANDATE OF THE AUDIT COMMITTEE
SCHEDULE C – AMENDED AND RESTATED BY–LAW ONE
SIGNATURES